Exhibit 99.2

EVOGENE LTD.

13 Gad Feinstein St., Park Rehovot
P.O.B. 4173, Ness Ziona, 7414003, Israel
__________________________

PROXY STATEMENT
_________________________

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2021 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2021 Annual General Meeting of Shareholders that was published by the Company on June 23, 2021. The Meeting will be held at 3:00 p.m. (Israel time) on Tuesday, August 3, 2021, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, or the “Meeting.”

The notice of annual general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about July 9, 2021.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Tuesday, June 29, 2021, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Re-election of each of (a) Ms. Sarit Firon (including her compensation as chairperson of the board, if re-elected, which compensation shall apply to future chairpersons of our Board), (b) Mr. Ziv Kop, (c) Dr. Adrian Percy, (d) Mr. Leon Y. Recanati and (e) Dr. Oded Shoseyov as a director of the Company, until the Company’s next annual general meeting of shareholders and until his or her successor is duly elected and qualified.

2.	Adoption of a new compensation policy for the Company’s office holders (as defined under the Israeli Companies Law, 5759-1999, or the Companies Law).

3.	Approval of an amendment to the equity component of the compensation package of each of our directors, current and future.

4.
Approval of an annual cash bonus for the Company’s President and Chief Executive Officer, subject to performance matrices to be approved by the Company’s compensation committee and Board on an annual basis.

5.	Approval of an increase in the salary of the Company’s President and Chief Executive Officer.

6.	Adoption of a new equity incentive plan, the Evogene Ltd. 2021 Share Incentive Plan.

7.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2020.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all of the above proposals.

Quorum

As of the close of business on June 17, 2021, we had 40,621,124 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing at least twenty-five percent (25%) of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

In addition, the approval of each of Proposals 2, 3 (in the event Proposal 2 is not approved), 4 and 5 is subject to satisfaction of one of the following additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposals 4 and 5 only, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of such shareholder or any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposals 2, 3 (in the event Proposal 2 is not approved), 4 and 5 and will be counted towards or against the ordinary majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposals 2, 3 (in the event Proposal 2 is not approved), 4 or 5, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 2, 3 (in the event Proposal 2 is not approved), 4 or 5 (as applicable).

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, June 29, 2021, the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 29, 2021, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, P.O.B. 4173, Ness Ziona, 7414003, Israel, Attention: Guy Kofman, Legal Advisor or Sassi Masliah, VP Legal Affairs & Company Secretary, or email it to us at e-mail addresses: guy.kofman@evogene.com; sassi.masliah@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 a.m., Eastern time, on August 2, 2021 for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 11:00 a.m., Israel time, on August 3, 2021. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card.  If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1, 3 (in the event Proposal 2 is approved), 6 or 7, your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposals 2, 3 (in the event Proposal 2 is not approved), 4 or 5, your proxy will not be voted on those proposals (unless you complete Items 2A, 3A (in the event Proposal 2 is not approved), 4A and 5A, thereby indicating whether you are a controlling shareholder and/or possess a personal interest.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on August 2, 2021 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on June 23, 2021 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (June 29, 2021). Please then deliver, mail (via registered mail), fax or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B. 4173, Ness Ziona, 7414003, Israel, Attention: Guy Kofman, Legal Advisor, or Sassi Masliah, VP Legal Affairs & Company Secretary, e-mail addresses: guy.kofman@evogene.com; sassi.masliah@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 11:00 a.m., Israel time, on August 3, 2021) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six (6) hours before the time fixed for the Meeting (i.e., by 9:00 a.m., Israel time, on August 3, 2021). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 9, 2021. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 17, 2021 (unless otherwise indicated) by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of June 17, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 40,621,124 ordinary shares outstanding as of June 17, 2021.

Unless otherwise noted below, each shareholder’s address, for this purpose, is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, P.O.B. 4173, Ness Ziona, 7414003, Israel.

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
ARK Investment Management, LLC (1)	4,594,499		11.3%
Entities affiliated with Waddell & Reed Financial, Inc. (2)	2,757,223		6.8%

Executive Officers and Directors
Ofer Haviv	766,250	(3)	1.9%
Ido Dor	277,375	(4)	*
Douglas A. Eisner	-	(5)	*
Dr. Eyal Emmanuel	61,882	(6)	*
Dr. Elran Haber	-	(7)	*
Dr. Arnon Heyman	98,306	(8)	*
Mark Kapel	133,696	(9)	*
Dorit Kreiner	80,868	(10)	*
Martin S. Gerstel	671,206	(11)	1.6%
Sarit Firon	12,500	(12)	*
Ziv Kop	18,750	(13)	*
Dr. Adrian Percy	6,250	(14)	*
Leon Y. Recanati	856,360	(15)	2.1%
Dr. Oded Shoseyov	6,875	(16)	*
All directors and executive officers as a group (14 persons)	2,990,318		6.9%
_______________________________
* Less than 1%.
(1)
This information is based upon a Schedule 13G/A filed by ARK Investment Management LLC with the SEC on February 16, 2021. ARK Investment Management LLC is a Delaware limited liability company and possesses sole voting and dispositive power over these ordinary shares. The principal address of ARK is East 28th Street, 7th Floor, New York, NY 10016.

(2)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 12, 2021 by (i) Waddell & Reed Financial, Inc., or WDR; and (ii) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WDR, each of which reported sole voting and dispositive power with regard to all 2,757,223 shares. According to this Schedule 13G/A, the investment advisory contracts grant IICO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of the securities under Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended. These ordinary shares are held by WDR and IICO. The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(3)
Consists of 766,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 215,000 on July 17, 2023, 170,000 on March 22, 2025, 225,000 on August 8, 2027 and 156,250 on April 21, 2030. The weighted average exercise price of these options is NIS 28.56.

(4)
Ido Dor serves as the CEO of our subsidiary company Lavie Bio Ltd., and as such, he holds options to purchase shares of Lavie Bio. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on April 2, 2021, or the 2020 Form 20-F. In addition, Mr. Dor also holds options to purchase 277,375 ordinary shares of Evogene that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 21,875 on September 21, 2021, 7,500 on July 15, 2023, 25,000 on November 9, 2024, 23,000 on March 22, 2025, 80,000 on November 17, 2025, and 120,000 on August 8, 2027. The weighted average exercise price of these options is NIS 27.97.

(5)
Douglas A. Eisner serves as the CEO of our subsidiary company AgPlenus Ltd., and as such, he holds options to purchase shares of AgPlenus rather than the Company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our 2020 Form 20-F.

(6)
Consists of 61,882 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 30,941 on November 13, 2028, and 30,941 on December 23, 2028. The weighted average exercise price of these options is NIS 10.16.

(7)
Elran Haber serves as the CEO of our subsidiary company Biomica Ltd., and as such, he holds options to purchase shares of Biomica rather than our Company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our 2020 Form 20-F.

(8)
Arnon Heyman serves as the CEO of our subsidiary company Canonic Ltd. Dr. Heyman holds options to purchase 98,306 ordinary shares of Evogene that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 18,000 on May 18, 2026, 50,000 on August 8, 2027, and 20,306 on February 26, 2028. The weighted average exercise price of these options is NIS 21.60.

(9)
Consists of 133,696 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 13,500 on July 15, 2023, 12,000 on March 22, 2025, 23,200 on August 8, 2027, 48,750 on February 26, 2028, 18,750 on February 4, 2029 and 17,496 on July 30, 2029. The weighted average exercise price of these options is NIS 18.09.

(10)
Includes 79,368 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 21,872 on February 4, 2029, and 57,496 on July 30, 2029. The weighted average exercise price of these options is NIS 6.50. Also includes 1,500 ordinary shares held by a trustee in favor of Ms. Kreiner.

(11)
Includes 636,206 ordinary shares, consisting of: (a) 37,500 ordinary shares held by a trustee in favor of Mr. Gerstel; (b) 383,515 ordinary shares held by Martin Gerstel; and (c) 215,191 ordinary shares held by Shomar Corporation with respect to which Martin Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power. Also includes 35,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 5,000 on September 17, 2021, 5,000 on June 11, 2022, 5,000 on September 15, 2023, 5,000 on August 17, 2024, 5,000 on July 2, 2025, 5,000 on May 18, 2026, and 5,000 on May 16, 2027. The weighted average exercise price of these options is NIS 36.83. Mr. Gerstel will conclude his service as Chairman of the Board effective upon the election of directors pursuant to Proposal 1 at the Meeting.

(12)
Consists of 12,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on August 10, 2026, and 2,500 on August 8, 2027. The weighted average exercise price of these options is NIS 25.25.

(13)
Consists of 18,750 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 10,000 on March 20, 2024, 2,500 on March 22, 2025, 2,500 on February 28, 2026, 2,500 on January 12, 2027, and 1,250 on January 11, 2028. The weighted average exercise price of these options is NIS 51.17.

(14)
Consists of 6,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, which expire on December 23, 2028. The exercise price of these options is $2.56.

(15)
Includes 838,860 ordinary shares held by Mr. Recanati. Also includes 17,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, of which options to purchase the following number of shares expire on the following dates, respectively: 2,500 on September 17, 2021, 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 17, 2024, 2,500 on July 2, 2025, 2,500 on May 18, 2026, and 2,500 on May 16, 2027. The weighted average exercise price of these options is NIS 36.83.

(16)
Consists of 6,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of June 17, 2021, which expire on November 13, 2028. The exercise price of these options is NIS 10.67.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B. (“Compensation”) of our 2020 Form 20-F, contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2020. Item 6.C of our 2020 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2020 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION OF EACH OF (A) MS. SARIT FIRON (INCLUDING HER COMPENSATION AS
CHAIRPERSON OF THE BOARD, IF RE-ELECTED, WHICH COMPENSATION SHALL APPLY TO
FUTURE CHAIRPERSONS OF THE BOARD), (B) MR. ZIV KOP, (C) DR. ADRIAN PERCY, (D) MR.
LEON Y. RECANATI AND (E) DR. ODED SHOSEYOV TO SERVE AS A DIRECTOR OF THE
COMPANY

Background

Under our Articles of Association and the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders. Our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), which we refer to in this Proposal 1 as the Nominating Committee, has nominated each of (a) Ms. Sarit Firon, (b) Mr. Ziv Kop, (c) Dr. Adrian Percy, (d) Mr. Leon Y. Recanati and (e) Dr. Oded Shoseyov, each of whom is a current director of our Company, for re-election to hold office until our next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles of Association. Under the Companies Law and our Articles of Association, the re-election of each director requires approval by shareholders present in person or by proxy and holding ordinary shares representing a simple majority (excluding abstentions and broker non-votes) of the votes cast and voting thereon at the Meeting.

Mr. Martin S. Gerstel, who served as our Chairman of the Board for nearly two decades, informed the Board prior to the date of this Proxy Statement that he will not stand for re-election at the Meeting. Our Board has resolved that Ms. Sarit Firon will be appointed as the new chairperson of the Board, subject to her re-election to the Board pursuant to Proposal 1.

Each of the five nominees has been determined by our Board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market. Therefore, to the extent that all of the nominees are re-elected, we will be able to maintain our compliance with the requirement under the Nasdaq Listing Rules that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provides details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for reelection as a director has consented to be named and has agreed to serve as a director, if reelected. Our Nominating Committee recommended to our Board that each such director be nominated to serve for an additional term.

Our Board has determined that Ms. Firon, who will become our chairperson of the Board if she is re-elected as a director pursuant to this Proposal No. 1, shall replace Mr. Gerstel as our active chairperson following the Meeting. In accordance with the fee arrangement we currently have with our departing chairman of the Board (as approved by the shareholders in 2015), Mr. Gerstel is entitled to a monthly retainer of approximately $6,600, without any per meeting fees, for so long as he serves as our active chairperson of the Board. If re-elected, our Compensation Committee and Board have therefore approved, and propose that our shareholders approve— setting the same fee for Ms. Firon for so long as she serves as our active chairperson of the Board (and for all future chairpersons of our Board). For additional information with respect to the compensation to our Board members see Proposal No. 3 below.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for reelection, which is based upon the records of the Company and information provided to us by the nominees:

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016. Ms. Firon is a partner of the Team8 Group and managing partner of Team8 Capital, the investment arm of the group, which invests in and builds technology startups. Ms. Firon also serves as a Director on the Board of Perion Network Ltd. (Nasdaq: PERI). Previously, she was the managing partner of Cerca Partners, a venture capital, co-investment fund; Chief Executive Officer of Extreme Reality (XTR3D), a company that provides real time software-based, 3D motion capture technology, using a single standard webcam; held roles as Chief Financial Officer at each of Kenshoo, MediaMind (NSDQ: MDMD, acquired by DG Corp.), Olive Software, P-Cube (acquired by Cisco) and RADCOM. (NSDQ: RDCM). Ms. Firon holds a BA degree in accounting and economics, and a Diploma in accounting advanced studies, both from Tel-Aviv University.

Mr. Ziv Kop has served as a director of our Company since January 2014. Mr. Kop serves as a director of Outbrain Inc. and Outbrain Ltd. Mr. Kop currently serves as Managing Partner at OG Tech Partners. From 2017 to 2019, Mr. Kop served as Partner at Marker/Innovation Endeavors VC. From February 2014 to June 2016, Mr. Kop served as chief operating officer and Active Board Member of Outbrain Inc. a web-based content discovery platform. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop holds an LL.B. from Tel-Aviv University Law School and Business School and is a graduate of INSEAD’s Young Managers Program.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of BioLumic, HiFidelity Genetics and Biotalys. He is a member of the science and technology boards of Oerth Bio, Terramera, Biotalys and Rothamsted Research. Dr. Percy currently serves as the CTO of UPL Ltd., is a venture partner with Finistere Ventures and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. Previously, Dr. Percy served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led crop protection development activities for Bayer in North America and regulatory affairs activities across the entire division of Crop Science. Dr. Percy has held positions in the research and development departments of Rhone Poulenc, Aventis CropScience and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA from The Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel-Aviv University.

Dr. Oded Shoseyov has served as a director of our Company since November 2018. Dr. Shoseyov is the scientific founder of 15 companies, including: Futuragene Ltd., Collplant Ltd., Biobetter Ltd., GemmaCert Ltd., SP-Nano Materials Ltd., Melodea Ltd., Valentis Nanotech. Ltd., Paulee CleanTec Ltd., Smart Resilin Ltd., Sensogenic Ltd., SavorEat Ltd. and Karme Yosef Winery. Dr. Shoseyov is a faculty member of The Hebrew University of Jerusalem, where he conducts research in plant molecular biology protein engineering and nano-biotechnology. His group focus is on Bio-Inspired Nanocomposite materials. He has authored or co-authored more than 300 scientific publications and is the inventor or co-inventor of 94 patents. Dr. Shoseyov is a TED speaker and a co-owner and winemaker of BRAVDO winery. Dr. Shoseyov received the Outstanding Scientist Polak Award for 2002, the 1999 and 2010 Kay Award for Innovative and Applied Research, the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation, and the 2018 Presidential Award for his contribution to the Economy and Society of Israel. Dr. Shoseyov holds a BSc from The Hebrew University of Jerusalem, MSc from The Hebrew University of Jerusalem, and a Ph.D. from The Hebrew University of Jerusalem.

 Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Ms. Sarit Firon be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until her successor is duly elected and qualified, and to approve the fee for the role of an active chairperson as detailed in the Proxy Statement, dated June 23, 2021, which shall apply to Ms. Firon and to future chairpersons of our Board.”

(b) “RESOLVED, that Mr. Ziv Kop be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(c) “RESOLVED, that Dr. Adrian Percy be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(d) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(e) “RESOLVED, that Dr. Oded Shoseyov be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reelection of each of the five directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the resolution re-electing that director.

Board Recommendation

Our Board unanimously recommends a vote FOR the re-election of each one of the five directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company, and the approval of the fee payable to Ms. Firon, if re-elected, and to future chairpersons of our board of directors.

PROPOSAL 2
ADOPTION OF A NEW COMPENSATION POLICY FOR OFFICE HOLDERS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. Under the Companies Law, our compensation policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee) and our shareholders, are each required to approve and adopt the compensation policy once every three years. The compensation policy sets forth a framework for the terms of office and employment of our office holders, including with respect to the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation (including in connection with termination of services or change of control over the Company), as well as exemption from liability, insurance or indemnification.

Evogene’s compensation policy was last re-approved, in its updated form, by our shareholders at our special general meeting of shareholders in September 2019, in accordance with the provisions of the Companies Law. We refer to that policy as the Existing Compensation Policy.

Our compensation and nominating committee (in its capacity as the compensation committee of the Board), or the Compensation Committee, and Board reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the Compensation Committee and the Board noted significant changes that have occurred in the realm of executive compensation for public companies during the last years. They also observed the evolution of the form of compensation policy that is customarily adopted by Israeli public companies such as ours whose shares are listed for trading publicly in the U.S. Consequently, the Compensation Committee and Board have determined to replace the Existing Compensation Policy in its entirety with an updated, amended compensation policy, a copy of which is attached to this Proxy Statement as Appendix A and which we refer to as the Renewed Compensation Policy. Prof. Moshe Zviran, an independent compensation advisor, consulted the Company with respect to the compensation elements and parameters included in the Renewed Compensation Policy and its consistency with prevailing market practice in comparable benchmark companies.

We have highlighted below certain key substantive features of the Renewed Compensation Policy. The following description is merely a summary of those features of our Renewed Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the Renewed Compensation Policy.

●
        Variable vs. Fixed Compensation of Executive Officers:

        The total annual variable compensation— consisting of target bonus and target equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant)— of each executive officer will not exceed 90% of the total compensation package of that executive officer for a given year.

●	Annual Cash Bonus:

 Executive Officers (other than the CEO)

The target annual cash bonus for an executive officer, other than our chief executive officer, or the CEO, for any given calendar year, will not exceed 50% of such executive officer’s annual base salary.

The maximum annual cash bonus— including for overachievement performance— that an executive officer, other than the CEO, will be entitled to actually receive for any given calendar year, will not exceed 75% of such executive officer’s annual base salary.

In accordance with the First Appendix to the Companies Law, the Renewed Compensation Policy provides that our Company may determine that whether a cash bonus will be paid or not to an executive officer who is subordinate to the CEO may be based in whole or in part on a discretionary evaluation of his or her performance.

CEO

The target annual cash bonus for the CEO for any given calendar year will not exceed 50% of his or her annual base salary.

The maximum annual cash bonus— including for overachievement performance— that the CEO will be entitled to actually receive for any given calendar year, will not exceed 100% of his or her annual base salary.

A portion of the annual cash bonus granted to our CEO— not exceeding 25% of that annual cash bonus— may be based on a discretionary evaluation of the CEO’s overall performance by the compensation committee and the Board based on quantitative and qualitative criteria.

●            Non-Material Changes to Compensation:

              The Renewed Compensation Policy relies upon a leniency adopted under the Companies Law regulations since the approval of the Existing Compensation Policy which allows for a non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone, so long as the annual total cost to our Company from that change does not exceed an amount equal to three (3) monthly base salaries of the relevant employee.

●            Automatic Update Based on Updates to Companies Law:

The Renewed Compensation Policy includes a general provision allowing Evogene to rely on any amendment to provisions of the Companies Law and any other applicable rules and regulations that facilitates Evogene’s ability to more readily approve or pay executive officer or director compensation, even if that amendment contradicts the principles of the Renewed Compensation Policy.

We believe that the proposed executive compensation framework under the Renewed Compensation Policy will be effective in achieving our objectives of:

•	hiring, motivating and retaining top-notch executive officers to lead us as we grow our business;
•	supporting our long-term strategy of disciplined investing for our future growth;
•	aligning the interests of our executive officers with those of our shareholders;
•	designing compensation packages that pay for performance and adjust for outperformance or underperformance of our Company and individual executives; and
•	providing compensation packages that are competitive, reasonable and fair relative to peers and the overall market.

●
        Annual Equity Awards:

        The total fair market value of an annual equity-based compensation at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed with respect to each Executive Officer 500% of his or her annual base salary.

The fair market value of the equity-based compensation for the Executive Officers will be determined based on the market price of Evogene’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

We have set the maximum annual equity-based compensation levels higher than what we anticipate they will be in the immediate future, in order to provide flexibility to adjust our executive compensation program as necessary to respond retention risks and to recruiting challenges based on the competitive landscape.

●     Compensation for Directors:

The Renewed Compensation Policy also governs the compensation of our Board members and provides that our chairman and non-employee directors will be entitled to an annual cash fee retainer, up to the limits set forth in the Renewed Compensation Policy.

Under the Renewed Compensation Policy, our Board members may also be awarded annual equity-based compensation up to the limits set forth in the Renewed Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

●
        Clawback:

In the event of an accounting restatement, we will be entitled to recover from our executive officers the bonus compensation or performance-based equity compensation in the amount by which that compensation exceeded what would have been paid under our financial statements, as restated.

        If the Renewed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the Compensation Committee and the Board determine, after additional discussions concerning the Renewed Compensation Policy, and for specified reasons, that the approval of the Renewed Compensation Policy is beneficial to our Company.

Proposed Resolution

        We are proposing the adoption by our shareholders of the following resolution at the Meeting:

        “RESOLVED, to approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement, dated June 23, 2021.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the Renewed Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a personal interest (i.e., a conflict of interest) in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) concerning the requirement to check the box “FOR” in Item 2A to confirm that you are not a controlling shareholder and that you lack a personal interest in the approval of Proposal 2 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a personal interest, please check the box “AGAINST” in Item 2A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 2 but will not count towards or against the special majority required for its approval. If you do not complete Item 2A, your vote will not be counted at all on Proposal 2.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the Renewed Compensation Policy.

PROPOSAL 3
APPROVAL OF AN AMENDMENT TO THE EQUITY COMPONENT OF THE COMPENSATION
PACKAGE OF EACH OF OUR DIRECTORS

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Each of our directors currently receives, on an annual basis, a uniform compensation package that includes cash fees for Board and committee service, and equity compensation in the form of annual option grants. We propose to revise certain aspects of the equity component of the compensation package, as described in this Proposal 3.

Cash Compensation of Directors

All of our directors, except for our chairperson, receive annual fees and per-meeting fees for their service on our board and its committees. Although in May 2016 we decided to opt-out of the requirement under the Companies Law to elect external directors (by utilizing a certain relief under the regulations promulgated under the Companies Law, which is available to us so long as we do not have a controlling shareholder (as defined under the Companies Law), and we comply with the Nasdaq Listing Rules applicable to domestic U.S. companies with respect to a majority of our directors being independent and with respect to the composition of our audit committee and compensation committee), we voluntarily follow the payment scheme provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, and currently pay our directors, except for our chairperson, the following amounts (which are subject to adjustment in accordance with the regulations):

◾	Annual fees in an amount of approximately $19,000 for directors not classified as experts and approximately $25,000 for directors classified as experts; and

◾
Per-meeting fees in an amount of approximately $1,000 for directors not classified as experts and approximately $1,300 for directors classified as experts; 60% of such amounts for participation in meetings via telecommunications and 50% of such amounts for resolutions adopted in writing.

In accordance with shareholders’ approval from 2015, our current chairperson is entitled for a monthly retainer at approximately $6,600 per month, without any per meeting fees, for so long as he serves as our active chairperson of the Board. We intend to apply this arrangement with respect to future chairpersons (including Ms. Firon, assuming her re-election), subject to the approval of Proposal 1.

Cash Compensation of Chairperson of the Board

Under our current compensation policy, a chairperson of the board who is determined by the Board to be an “active chairperson” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairperson's position compared to the other directors, may be entitled to increased compensation relative to our other directors. If so determined, an active chairperson of our Board will be entitled to (i) an annual fee of up to three times the average annual fee of the other directors and (ii) a per-meeting fee of up to two times the average per-meeting fee of the other directors. If the chairperson is not determined to be “active”, he or she will not receive any additional cash fees beyond those paid to all other directors.  We currently pay our chairperson, Mr. Gerstel, a monthly retainer of approximately $6,600, without additional per-meeting payments.

Equity Compensation of Directors

Under our current director compensation package, which was established in 2010, each new non-employee director who is appointed to the Board is granted options to purchase 10,000 ordinary shares. These options vest over a period of four years, with one-sixteenth of the options vesting at the end of each successive three-month period following the director's appointment, subject to continued service through each vesting date.

In addition, each non-employee director is granted annually, upon the anniversary of such director's original election to the board, options to purchase 2,500 ordinary shares of the Company. These options vest over a period of one year commencing three years following such anniversary of the director's appointment to the board, with one-fourth of the options vesting at the end of each successive three-month period during such year, subject to continued service through each vesting date. These options were granted under the Evogene Ltd. 2013 Share Option Plan, or the 2013 Plan, at an exercise price equal to higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of grant.

We propose to replace the current director option grant package, pursuant to this Proposal 3, with annual option grants of options to purchase 18,000 ordinary shares to each director, current and future, on the date of our annual general shareholders meeting at which such director is elected or re-elected to the Board. These annual options will vest in four equal installments of one-quarter each, over the course of the year following the grant. In the case of a director who is elected to the Board for the first time, all of the options to purchase 18,000 ordinary shares shall vest following a one year “cliff”— i.e., on the anniversary of the initial date of election.

All option grants to directors (including those for the chairperson of the board, as described below) shall be subject to the terms of the Evogene Ltd. 2021 Share Incentive Plan and will be granted at an exercise price equal to the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, and not less than the fair market value as defined under the 2021 Plan for non-qualified option grants to directors subject to the United States income tax. All such options will expire 10 years following the date of grant thereof.

Equity Compensation of Chairperson of the Board

Under our current director compensation package, which we propose to maintain pursuant to this Proposal 3, the chairperson of the board is entitled to receive annual option grants to purchase twice the number of ordinary shares as are granted to all other directors, on the same vesting and exercise price terms that apply to the option grants for all other directors.

Our Compensation Committee and Board have therefore approved, and propose that our shareholders approve— pursuant to this Proposal 3— that our future chairpersons, including Ms. Sarit Firon, our prospective Chairperson of the Board (assuming that she is re-elected as a director pursuant to Proposal 1), receive annual option grants to purchase 36,000 ordinary shares, on the same vesting and exercise price terms that apply to the options grants for all other directors.

Our Compensation Committee and Board reviewed a comprehensive benchmark analysis of the terms of board member compensation of 14 peer companies prepared by an independent compensation advisor, Prof. Moshe Zviran. The peer group was constructed with careful consideration and represents an appropriate comparison pool based on high-tech and bio-tech peer companies and was approved by our Compensation Committee. According to the benchmark analysis, the average and median value of annual equity grants to directors in the peer companies are approximately $116,000 and $100,000 per annum, respectively. In comparison, the average annual value of the last annual grants of 2,500 options to our directors, which were effected during the first quarter of 2021, was $5,500 (which would translate to a value of approximately $40,000 for a grant of 18,000 options per annum, according to the terms of the equity-based compensation to directors pursuant to this Proposal 3).

Summary of Proposed Changes to Director Equity Compensation

We have summarized the proposed changes to our directors’ equity compensation package as follows:

Equity Compensation Element	Current Amount/Terms	Proposed Amount/Terms
Initial annual equity grant (amount and vesting)- new directors options to purchase 10,000 ordinary shares, and options to purchase 20,000 ordinary shares for the chairperson, granted on initial election date; vesting on quarterly basis over four-year period that begins on the grant date.

options to purchase 18,000 ordinary shares,  and  options to purchase 36,000 ordinary shares for the chairperson, all of which are granted on the date of the annual shareholder meeting at which the director is initially elected; vesting at one “cliff”— upon the one-year anniversary of the grant date.

Follow-up annual equity grant (amount and vesting)- directors options to purchase 2,500 ordinary shares,  and options to purchase 5,000 ordinary shares for the chairperson, granted on each anniversary of director’s initial election date; vesting over a one-year period commencing three years following the grant date, (equally over the four quarters during that year).

options to purchase 18,000 ordinary shares,  and options to purchase 36,000 ordinary shares for the chairperson, granted on the date of the annual shareholder meeting at which the director is re-elected; vesting in four equal installments of one-quarter each, over the course of the year following the grant date.

Exercise Price
equal to higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of grant.

equal to the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, and not less than the fair market value for non-qualified option grants to directors subject to the United States income tax.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the equity-based compensation terms of the Company’s current and future non-executive directors, including the chairperson of the Board, as detailed in the Proxy Statement, dated June 23, 2021.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the proposed revised equity (option) grants to our present and future directors (including our active chairperson of the board) requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes). Furthermore, under the Companies Law, in the event Proposal 2 is not approved, the approval of this proposal also requires that either (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a personal interest (i.e., a conflict of interest) in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) concerning the requirement to check the box “FOR” in Item 3A to confirm that you are not a controlling shareholder and that you lack a personal interest in the approval of Proposal 3 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a personal interest, please check the box “AGAINST” in Item 3A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 3 but will not count towards or against the special majority required for its approval. If you do not complete Item 3A, your vote will not be counted at all on Proposal 3. Please see the description above (also under “Vote Required for Approval of the Proposals”) concerning the requirement to check the box “FOR” in Item 3A to confirm that you are not a controlling shareholder and that you lack a personal interest in the approval of Proposal 3 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a personal interest, please check the box “AGAINST” in Item 3A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 3 but will not count towards or against the special majority required for its approval. If you do not complete Item 3A, your vote will not be counted at all on Proposal 3. This paragraph will only apply if Proposal 2 is not duly approved as set forth above.

Board Recommendation

Our Board unanimously recommends a vote "FOR” the foregoing resolution approving the revised compensation package for our present and future directors.

PROPOSAL 4
APPROVAL OF AN ANNUAL CASH BONUS FOR THE COMPANY’S PRESIDENT AND CHIEF
EXECUTIVE OFFICER, SUBJECT TO PERFORMANCE MATRICES TO BE APPROVED BY THE
COMPANY’S COMPENSATION COMMITTEE AND BOARD ON AN ANNUAL BASIS

Background

Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for the achievement of the Company’s business and financial goals through teamwork and collaboration.

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our Compensation Committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our CEO.

Under both the Existing Compensation Policy and Revised Compensation Policy, there is a framework for the granting of cash bonuses to which our President and CEO, Mr. Ofer Haviv, is entitled. Regardless of whether the Renewed Compensation Policy is adopted pursuant to Proposal 2, or if it is not so adopted and the Existing Compensation Policy remains in place, Mr. Haviv may be entitled, subject to, and to the extent of, achievement of certain goals to be set by our Board (following the approval and recommendation of our compensation committee) for each fiscal year, to a bonus in an amount equal to his gross monthly salary (NIS 75,000, which equals approximately $23,000), multiplied by six (i.e., NIS 450,000, which equals approximately $138,000). We refer to that amount as his Target Bonus.

In addition, consistent with both the Existing Compensation Policy and the Revised Compensation Policy, in the event that the CEO over-achieves his objectives during a certain fiscal year, he may be entitled to a total maximum bonus that shall not exceed his gross monthly salary multiplied by 10 (i.e., NIS 750,000, which equals approximately $230,000), while if he achieves his objectives to a partial extent (subject to a minimum threshold), he may be entitled to a partial bonus. Please note that under Proposal 5, an increase to the gross monthly salary of Mr. Haviv is being brought to the approval of the shareholders, and if approved, the 2021 bonus for Mr. Haviv shall be adjusted accordingly on a pro-rated basis.

The proposed composition for the annual bonus plan for 2021 that has been approved by our Compensation Committee and Board for our President and CEO, Mr. Ofer Haviv, includes defined Company-level and personal objectives, each with an assigned quantitative weight, with respect to the following matters

(1)	Product commercialization and product development objectives of the Company and its subsidiaries;

(2)	The Company’s and its subsidiaries’ entry into strategic and significant commercial collaborations and other arrangements;

(3)	Financing of Company subsidiaries and maintaining financial health of the Company;

(4)
Further establishing the competitive position of our three computational engines (MicroBoos AI, ChemPass AI and GeneRator AI), as well as expand their proposition to additional life-science based industries; and

(5)	Ensuring appropriate corporate communications to the financial community and others.

Following the approval of our Compensation Committee, our Board resolved, subject to the approval of our shareholders, to approve the proposed cash bonus plan for 2021 for Mr. Haviv, subject to the degree of his achievement of the foregoing objectives, and subject to the limits on an annual bonus plan and the amount of his cash bonus, all as provided in our Renewed Compensation Policy (as described in Proposal 2 above) or, if it is not adopted, the Existing Compensation Policy.

An assessment of Mr. Haviv’s achievements will be undertaken by the Compensation Committee and Board early in 2022. Shareholders are now being asked to approve the proposed cash bonus plan for Mr. Haviv for 2021, and to pre-authorize our Board to approve a potential payment to Mr. Haviv of an annual bonus amount for 2021, to be paid in 2022. The actual bonus to be paid (if any) will be determined based on the foregoing assessment of Mr. Haviv’s achievement of the objectives for the year and the other requirements set forth in our Renewed Compensation Policy or, if applicable, the Existing Compensation Policy, subject to the bonus mechanism described above.

In accordance with this Proposal 4, if approved, and subject to our compensation policy (as in effect from time to time), shareholders are being asked to approve that the measurable performance objectives of Mr. Haviv for 2022 and each subsequent year will be determined annually by the Compensation Committee and the Board and then the actual bonus to be paid (if any) for each year will be determined based on an assessment that will be undertaken by the Compensation Committee and the Board of Mr. Haviv’s achievement of the objectives for such year and the other requirements set forth in our Renewed Compensation Policy or, if applicable, the Existing Compensation Policy, subject to the bonus mechanism described above. A non-material portion of Mr. Haviv’s annual cash bonus may be based on a discretionary evaluation of his overall performance by the Compensation Committee and the Board, based on quantitative and qualitative criteria. It is being clarified that the limitations with respect to the annual bonus amount payable to Mr. Haviv (as detailed above) shall not be changed.

If the cash bonus plan for Mr. Haviv is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the Compensation Committee and the Board determine, after additional discussions concerning Mr. Haviv’s cash bonus plan, and for specified reasons, that the approval of the plan is beneficial to our Company.

For more information, please see the compensation peer group analysis under Proposal 5.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the annual objectives related to, target amount of, and potential payment in 2022 of, a cash bonus for the Company’s President and Chief Executive Officer with respect to 2021, subject to, and to the extent of, his achievement during 2021 of those objectives, as well as the future determination of the objectives of an annual bonus plan, and the payment of annual bonus according to determination of achievement of the objectives thereunder, as described in Proposal 4 of the Proxy Statement dated June 23, 2021, be, and hereby are, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the cash bonus for our President and CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of the non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) concerning the requirement to check the box “FOR” in Item 4A to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 4 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 4A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 4 but will not count towards or against the special majority required for its approval. If you do not complete Item 4A, your vote will not be counted at all on Proposal 4.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the cash bonus plan for our President and Chief Executive Officer.

PROPOSAL 5
APPROVAL OF AN INCREASE IN THE SALARY OF THE PRESIDENT AND CEO

Background

Mr. Ofer Haviv has been serving as our President and Chief Executive Officer since December 2004, and also as the chairperson of the board of directors of each of our subsidiaries. His monthly base salary, as last updated in 2013, is NIS 75,000 (equivalent to approximately $23,000). Mr. Haviv is also entitled to customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company, including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, car allowance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Haviv is not compensated for his role as chairperson of the board of directors of our subsidiaries. Mr. Haviv’s target annual bonus is up to 6 monthly base salaries or up to 10 in case of over achievement, as described in Proposal 4.

As the President and CEO of the Company, Mr. Haviv’s leadership, extensive experience and command of the business have been critical to its success, and he has been a pillar in the re-organization process of the Company and the execution of its strategy and recent financing transactions.

Subject to the approval of the shareholders, it is proposed that the monthly salary of Mr. Haviv shall be adjusted to NIS 85,000 (equivalent to approximately $26,000), effective July 1, 2021.

If the salary increase for Mr. Haviv is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the Compensation Committee and the Board determine, after additional discussions concerning Mr. Haviv’s salary increase, and for specified reasons, that the approval of the salary increase is beneficial to our Company.

All other employment terms shall remain unchanged.

The proposed amendment to the employment terms of Mr. Haviv were approved by the Compensation Committee and the Board, while considering, among others, Mr. Haviv’s performance and contribution to the Company in general and in particular during 2020, while also taking into account the prolonged period since his last salary update in 2013. The amended terms reflect Mr. Haviv’s experience, a compensation survey provided to the members of the compensation committee and the Board and the terms of our Existing Compensation Policy and Renewed Compensation Plan. The terms of employment of Mr. Haviv, as proposed to be amended, are consistent with the Existing Compensation Policy and the Renewed Compensation Policy.

Our Compensation Committee and Board reviewed a comprehensive benchmark analysis of CEO terms of 14 peer companies prepared by an independent compensation advisor, Prof. Moshe Zviran. The peer group was constructed with careful consideration and represents an appropriate comparison pool based on high-tech and bio-tech peer companies and their number of employees, revenues and market cap and was approved by our Compensation Committee. According to the benchmark analysis, if approved, Mr. Haviv’s updated base salary falls at the 45th percentile compared to the CEOs of the abovementioned group of peer companies.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve amendments to the terms of employment of Mr. Ofer Haviv, the President and Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated June 23, 2021.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the increase in the salary of our President and CEO requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of the non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description above (also under “Vote Required for Approval of the Proposals”) concerning the requirement to check the box “FOR” in Item 5A to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 5 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 5A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 5 but will not count towards or against the special majority required for its approval. If you do not complete Item 5A, your vote will not be counted at all on Proposal 5.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the increase in salary of our President and Chief Executive Officer.

PROPOSAL 6
ADOPTION OF 2021 SHARE INCENTIVE PLAN

Background

Under the Nasdaq Listing Rules, to which we are subject as a company whose ordinary shares are listed on Nasdaq, we are required to seek shareholder approval when a new equity compensatory plan or arrangement is adopted or materially modified.

Existing Share Option and Incentive Plans

We currently maintain three share option and incentive plans: our Evogene Share Option Plan (2002), our Evogene Ltd. Key Employee Share Incentive Plan, 2003, and our 2013 Plan. No new grants will be made under the first two plans, although outstanding awards under those two plans remain subject to the terms of those plans.  All such option and incentive plans provide for the grant of options to purchase our ordinary shares.

As of June 17, 2021, options to purchase 3,751,155 ordinary shares were outstanding under our option and incentive plans, having a weighted average exercise price of NIS 19.12 per share, of which, options to purchase 2,411,702 ordinary shares were exercisable. An additional 1,847,750 ordinary shares remained available for future grant under our option and incentive plans as of that date, or the “Available Pool”.

Rationale for Adopting New Share Incentive Plan

In light of our desire to attract and retain experienced, top-level talent for management and key employee positions at the Company, as well as for our Board, we require equity compensation, which betters the alignment of interests among those individuals and our shareholders by linking value of compensation to our share price. In light of those critical goals, our Compensation Committee and Board have approved, and recommend the approval by our shareholders, of a new equity compensation plan, the 2021 Plan, which supports the grant of various types of equity awards, such as options to purchase our ordinary shares and restricted share units (contrary to our 2013 Plan that supports only the grant of options to purchase our ordinary shares).

Our Board has approved that under the 2021 Plan, an aggregate of 1,825,909 ordinary shares (an amount which is equal to the Available Pool reserved under the 2013 Plan on May 25, 2021, the date of approval of the 2021 Plan by our Board) will be available for issuance. Following the date of approval of the 2021 Plan by our shareholders (assuming such approval), no further grants will be made under the 2013 Plan. However, ordinary shares which are reserved for outstanding options under the 2013 Plan which expire, cancelled or forfeited, for whatever reason may be transferred to the pool available under the 2021 Plan (in addition to the Available Pool), for an aggregate of up to 5,607,339 ordinary shares that may be granted under the 2021 Plan. Nevertheless, outstanding awards under the 2013 Plan will remain subject to the terms of that Plan.

Following the approval of the 2021 Plan (if approved), our total pool of shares available for issuance pursuant to outstanding awards, or upon issuance of future awards, under the 2002, 2003, 2013 and 2021 Plans will be 5,607,339 ordinary shares.

Summary of the 2021 Share Incentive Plan

We have provided below a description of the terms of the 2021 Plan and the awards available under that proposed plan. We urge you to review the complete version of the 2021 Plan, which is attached to this Proxy Statement as Appendix B.

 Authorized Shares. Under the 2021 Plan, our Board approved an initial amount of 1,825,909 ordinary shares reserved and available for issuance, in addition to an aggregate of up to 3,781,430 ordinary shares which are reserved for outstanding options under the 2013 Plan, as of May 25, 2021, the date of approval of the 2021 Plan by our Board, and which expire, cancelled or forfeited, for whatever reason and may be transferred to the pool available under the 2021 Plan. Our Board may also increase or reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion; provided, however, that no more than 5,607,339 ordinary shares may be issued upon the exercise of incentive stock options.

 Shares underlying an award granted under the 2021 Plan or an award granted under the 2013 Plan, that has expired, or was cancelled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, and if permitted by us, shares tendered to pay the exercise price or withholding tax obligations, will become or again be available for issuance under the 2021 Plan.

 Administration. Our Board, or a duly authorized committee of our Board, or an administrator will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards and take all actions and make all other determinations necessary for the administration of the 2021 Plan.

 The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or ordinary shares. The administrator also has the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan. The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term.

 Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, and Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Internal Revenue Code of 1986, or the Code, and Section 409A of the Code.

 Awards. The 2021 Plan provides for the grant of share options (including incentive stock options and non-qualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors and any other persons or entities who provides services to the company or any parent, subsidiary or affiliate thereof, subject to the terms and conditions of the 2021 Plan. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as incentive stock options or may be non-qualified stock options.

 Grant and Exercise. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. An award may be exercised by providing the company with a written notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. The award agreement sets forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable, and other terms and conditions not inconsistent with the 2021 Plan as the administrator may determine. Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates. The exercise period of an award will be ten years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.

 Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan or determined by the administrator, neither the awards nor any right in connection with such awards are assignable or transferable

 Termination of Employment. In the event of termination of a grantee’s employment or service with the company or any of its affiliates (other than by reason of death, disability or retirement), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination unless otherwise determined by the administrator, but in no event later than the expiration of the term of such award. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

 In the event of termination of a grantee’s employment or service with us or any of our affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, if such termination is due to death or permanent disability or within three months after such date of termination if such termination is due to retirement, in each case, unless otherwise provided by the administrator, but in no event later than the expiration of the term of such award. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year or three-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

 Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan. Any shares issued upon exercise or (if applicable) vesting of awards, shall be deemed to be irrevocably offered for sale to us.

 Adjustments due to Transactions. The 2021 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, share dividend, distribution, recapitalization, combination, reclassification of our shares, consolidation, reorganization, extraordinary cash dividend or other similar occurrences.

 In the event of a sale of all, or substantially all, of our ordinary shares or assets, a merger, consolidation amalgamation or similar transaction, or certain changes in the composition of the Board, or liquidation or dissolution, or such other transaction or circumstances that the Board determines to be a relevant transaction, then without the consent of the grantee, the administrator may make any determination as to the treatment of outstanding awards, including the following: (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property or rights as determined by the administrator as fair in the circumstances and/or (c) amend, modify or terminate the terms of any award as it shall determine to be fair in the circumstances.

 Amendment and Termination. The Board may suspend, terminate, modify or amend the 2021 Plan at any time; provided that no termination or amendment of the 2021 Plan shall affect any then outstanding award unless expressly provided by the Board. Shareholder approval of any amendment to the 2021 Plan will be obtained to the extent necessary to comply with applicable law, and Nasdaq rules. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2021 Plan, including any award agreement, whether retroactively or prospectively.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

“RESOLVED, that the Evogene Ltd. 2021 Share Incentive Plan, under which an aggregate of 1,825,909 ordinary shares of the Company will be initially available for issuance, subject to increase; provided, however, that no more than 5,607,339 ordinary shares that will be available for issuance as incentive stock options, in the form attached as Appendix B to the Proxy Statement dated June 23, 2021, be, and hereby is, adopted and approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the adoption of the 2021 Plan requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote "FOR” the foregoing resolution approving the adoption of the 2021 Plan.

PROPOSAL 7
RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE COMPANY’S
INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2021

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2020 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2021 and for the additional period until the close of the 2022 annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Principal Accountant Fees and Services

We paid or accrued the following fees for professional services rendered by Kost Forer to our Company for the years ended December 31, 2020 and 2019:

	2020	2019
Audit Fees	$215,000	$130,000
Audit-Related Fees	-	5,000
Tax Fees	16,905	14,000
All Other Fees	-	-
Total	$231,905	$149,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

 “Audit-Related Fees” and “All Other Fees” are for other tax filings and IFRS-U.S GAAP translations for internal use.

“Tax Fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2020.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, be and hereby are reappointed as the Company's independent, external auditors for the year ending December 31, 2021 and the additional period until the next annual general meeting of shareholders, and that the Company’s Board of Directors be, and hereby is, authorized to set the fees to be paid to such auditors, with power of delegation to the audit committee thereof.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2021 and the additional period until the 2022 annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2020 and the Company’s audited consolidated statements of profit or loss for the year then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2020 comprise a part of the 2020 Form 20-F, which is available at the SEC’s website, www.sec.gov, at the MAGNA website of the ISA at www.magna.isa.gov.il, and at our Company's website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of 2021 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the MAGNA website of the ISA (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Dorit Kreiner Ms. Dorit Kreiner Chief Financial Officer

Dated:  June 23, 2021

Appendix A

Evogene Ltd. Officers Compensation Policy

COMPENSATION POLICY

EVOGENE LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [_____], 2021)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Evogene Ltd. (“Evogene” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Evogene’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Evogene’s value and otherwise assist Evogene to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Evogene’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, non-employee members of the Evogene’s Board (and such committees formed by the Board).

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements that will be approved following the date on which this Policy is adopted and shall serve as Evogene’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Evogene (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In determining the terms of the compensation pursuant to this Policy, the Compensation Committee will take into consideration information prepared and presented by the Company’s management, Company’s management’s recommendations, as well as information that may be provided by third party advisors who may be engaged by the Compensation Committee from time to time.

2.	Objectives

Evogene’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Evogene’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Evogene’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	to closely align the interests of the Executive Officers with those of Evogene’s shareholders in order to enhance shareholder value;

2.2.	to align a significant portion of the Executive Officers’ compensation with Evogene’s short and long-term goals and performance;

2.3.
to provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	to strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	to provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	to maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	base salary;

3.2.	benefits;

3.3.	cash bonuses;

3.4.	equity based compensation;

3.5.	change of control terms; and

3.6.	retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Evogene’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 90% of such Executive Officer’s total compensation package for such year.

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Evogene’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Evogene’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Evogene were examined and will continue to be examined by Evogene from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce, will not have a negative impact on work relations in Evogene.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Evogene to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities, the past performance of each Executive Officer and other relevant factors.

6.2.
Since a competitive base salary is essential to Evogene’s ability to attract and retain highly skilled professionals, Evogene will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Evogene’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel and globally), the list of which shall be reviewed and approved by the Compensation Committee from time to time. To that end, Evogene shall utilize as a reference, comparative market data and practices, which will include a compensation survey that analyses and compares the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in positions with similar scope and responsibilities (to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee (and the Board, if required by law) may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for approving salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. When approving salary adjustments for the Executive Officers, the Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	paid time off / vacation days in accordance with market practice (as relevant in the domicile of the applicable Executive Officer);

7.1.2.	sick days in accordance with domicile market practice;

7.1.3.	convalescence pay according to applicable law;

7.1.4.	monthly remuneration for a study fund, per domicile market practice, and as allowed by applicable law and with reference to Evogene’s practice and the practice in peer group companies;

7.1.5.
Evogene shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Evogene’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
Evogene shall contribute on behalf of the Executive Officer towards work disability insurance, per domicile market practice, and as allowed by applicable law and with reference to Evogene’s policies and procedures and to the practice in peer group companies.

7.2.
Executive Officers will receive domicile-applicable benefits, based on, and subject to, the principles of this Policy, as customary and as applicable in the relevant jurisdiction in which they are employed, and will not be entitled to any duplicates or such benefits that are not applicable in such domicile or any compensation ‘in-lieu’ of benefits provided in other domiciles. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive customary benefits applicable in the relevant jurisdiction in which he or she is employed following the relocation, in lieu of the benefits otherwise applicable to the relocating Executive Officer in the origin country, but may be entitled to additional payments to reflect adjustments in cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, etc.

7.4.
Evogene may offer additional benefits to its Executive Officers, comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, medical insurance, participation in daily alimentation expenses, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Evogene’s policies and procedures, and shall be set on a domicile-basis.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Evogene’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may establish as a policy parameter.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets as may be approved by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such Executive Officer’s engagement, in case of newly hired Executive Officers, taking into account Evogene’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee (and, if required by law, the Board) may approve applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the principle formula for calculating any annual cash bonus payout, with respect to each fiscal year. In special circumstances (e.g., regulatory changes, significant changes in Evogene’s business environment, a significant organizational change, a significant merger and acquisition event, etc.), the Compensation Committee (and the Board, if required by law) may approve a modification of the objectives and/or their relative weights during the fiscal year, or of the payouts following the conclusion of the year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated), taking into consideration any contractual commitments or obligations.

8.4.	The actual annual bonus paid to the Executive Officers shall be approved by the Compensation Committee (and the Board, if required by law).

9.	Annual Cash Bonuses - The Formula

9.1.
The performance objectives for the annual cash bonus of Evogene’s Executive Officers, other than the CEO, shall be determined by the Compensation Committee (and the Board, if required by law), and may be based on company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based, among other things, on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) sales, revenues, operating income, cash flow or Company’s annual operating plan and long-term plan and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestone objectives and objectives related to human capital. The Company may also grant annual cash bonuses to Evogene’s Executive Officers on a discretionary basis.

9.2.
The annual cash bonus of Evogene’s CEO will be mainly based on performance measurable objectives. Such performance measurable objectives will be determined by the Compensation Committee (and the board, if required by law) and will be based on company and/or personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based, among other things, on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.3.
The less significant part of the annual cash bonus granted to Evogene’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.4.
The target annual cash bonus that an Executive Officer will be entitled to receive for any given fiscal year, will be up to 50% of such Executive Officer’s annual base salary. In case of over achievement of the objectives, the annual cash bonus may be increased, provided that the total annual cash bonus that an Executive Officer will be entitled to receive for any given fiscal year will not exceed 75% of such Executive Officer’s annual base salary, or 100% of his or her annual base salary with respect to the CEO.

10.	Other Bonuses

10.1.
Special Bonus. Evogene may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, entering a strategic collaboration, or achieving target budget or business plan under exceptional circumstances) or as a retention award, subject to any approval as may be required by the Companies Law (a “Special Bonus”). Any such Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. Special Bonus can be paid, in whole or in part, in equity in lieu of cash. Executive Officers may be entitled to receive a Special Bonus even where the achievement is completed within three (3) months after the date on which such Executive Officer’s service with the Company terminated, provided that the circumstances for such termination are not such that qualify for withdrawal of severance pay in accordance with the Severance Pay Law, 1963.

10.2.
Signing Bonus. Evogene may grant a newly recruited Executive Officer a signing bonus, subject to any approval as may be required by the Companies Law (a “Signing Bonus”). Any such Signing Bonus will not exceed 50% of the Executive Officer’s annual base salary.

10.3.
Relocation/ Repatriation Bonus. Evogene may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Evogene shall be entitled to recover from its Executive Officers bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by Evogene prior to the second anniversary following the filing of such restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.

11.3.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Evogene’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Evogene and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Evogene is intended to be in a form of share options and/or other equity-based awards, such as RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2 years, or based on performance. The exercise price of options shall be determined in accordance with Evogene’s policies as may be adopted from time to time, the main terms of which shall be disclosed as required by law or other applicable accounting requirements.

12.4.
All other terms of the equity awards shall be in accordance with Evogene’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
Notwithstanding the aforementioned in Section 13.1, the total fair market value of an annual equity-based compensation at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed with respect to each Executive Officer 500% of his or her annual base salary.

13.3.
The fair market value of the equity-based compensation for the Executive Officers will be determined based on the market price of Evogene’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Evogene may provide any Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Evogene may provide an additional adjustment period of up to six (6) months to any Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Evogene may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Evogene for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by four (4).  The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

17.	Limitation on Retirement and Termination of Service Arrangements

The total non-statutory payments under Sections 14-16 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by ten (10). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

18.	Additional Retirement and Termination Benefits

Evogene may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices, including acceleration of unvested equity awards and extension of the exercise period of equity awards.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Evogene may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Evogene, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Evogene may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Evogene, all subject to applicable law and the Company’s articles of association.

20.2.
Evogene will provide directors’ and officers’ liability insurance (including for liability pursuant to a future public offering of securities) and/or may enter into a “run off” insurance policy of up to seven (7) years, with the same or any other insurer (collectively, an “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
The limit of liability of the insurer shall not exceed the greater of $100 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee (the “Insurance Limit”); and

20.2.2.
The Insurance Policy, as well as the Insurance Limit and the premium for each extension or renewal (of any and all of the insurance policies described in this Section 20.2) shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Evogene’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to any Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” (as such term is defined below) or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding equity-based awards, comparable to customary market practices;

21.2.	Extended exercise period of equity-based compensation following the date of employment termination, comparable to customary market practices; and

21.3.
Continued base salary and benefits following the date of employment termination for a period comparable to customary market practices (the “Additional Adjustment Period”). For avoidance of doubt, such Additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 17 of this Policy.

21.4.	A cash bonus in an amount comparable to customary market practices.

Unless otherwise defined in the respective incentive plan or employment agreement, a “Change of Control” shall mean (i) a sale of all or substantially all of the assets of the Company; (ii) a sale (including an exchange) of all or substantially all of the shares of the Company; (iii) a merger, consolidation or like transaction of the Company with another corporation in which the holders of the Company's outstanding share capital immediately before consummation of such merger, consolidation or like transaction hold, immediately after consummation of such merger, consolidation or like transaction, either (x) less than a majority of the voting power of the surviving entity or (y) less than a majority of the voting power of an entity that wholly owns, directly or indirectly, the surviving entity;  or (iv) such other transaction that is either defined as such in the respective incentive plan or employment agreement or determined as such by the Board.

H. Board of Directors Compensation

22.
All Evogene’s non-employee Board members may be entitled to an annual cash fee retainer of up to $70,000 (and up to $140,000 for the chairperson of Evogene’s Board), and in addition an annual committee membership fee retainer of up to $20,000, or an annual committee chairperson cash fee retainer of up to $30,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.
Each non-employee member of Evogene’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed $350,000. Such equity-based awards shall vest in accordance with a vesting schedule that may vary from a period of 6 months to 4 years.

25.
All other terms of the equity awards shall be in accordance with Evogene’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

26.	In addition, members of Evogene’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

27.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

28.
Nothing in this Policy shall be deemed to grant to any of Evogene’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Evogene to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Evogene and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

29.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

30.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Evogene may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Evogene and none of the provisions thereof are intended to provide any rights or remedies to any person other than Evogene.

Appendix B

Evogene Ltd. 2021 Share Incentive Plan

EVOGENE LTD.
2021 Share Incentive Plan

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1           PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1.          Purpose.  The purpose of this 2021 Share Incentive Plan (as amended, this “Plan”) is to afford an incentive to Service Providers of Evogene Ltd., an Israeli company (together with any successor corporation thereto, the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or acquired by the Company or its Affiliates, to continue as Service Providers, to increase their efforts on behalf of the Company or its Affiliates and to promote the success of the Company’s business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company by the issuance of Shares or restricted Shares (“Restricted Shares”) of the Company, and by the grant of options to purchase Shares (“Options”), Restricted Shares Units (“RSUs”) and other Share-based Awards pursuant to Sections 11 through 13 of this Plan.

1.2.          Types of Awards.  This Plan is intended to enable the Company to issue Awards under various tax regimes, including:

(i)          pursuant and subject to the provisions of Section 102 of the Ordinance (or the corresponding provision of any subsequently enacted statute, as amended from time to time), and all regulations and interpretations adopted by any competent authority, including the Israel Tax Authority (the “ITA”), including the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 or such other rules so adopted from time to time (the “Rules”) (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as such under Section 102 of the Ordinance and the Rules, “102 Awards”);

(ii)          pursuant to Section 3(i) of the Ordinance or the corresponding provision of any subsequently enacted statute, as amended from time to time (such Awards, “3(i) Awards”);

(iii)          Incentive Stock Options within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Employees who are deemed to be residents of the United States, for purposes of taxation, or are otherwise subject to U.S. Federal income tax (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as an incentive stock option within the meaning of Section 422(b) of the Code, “Incentive Stock Options”); and

(iv)          Options not intended to be (as set forth in the Award Agreement) or which do not qualify as an Incentive Stock Option to be granted to Service Providers who are deemed to be residents of the United States for purposes of taxation, or are otherwise subject to U.S. Federal income tax (“Nonqualified Stock Options”).

(v)          In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, and without derogating from the generality of Section 25, this Plan contemplates issuances to Grantees in other jurisdictions or under other tax regimes with respect to which the Committee is empowered, but is not required, to make the requisite adjustments in this Plan and set forth the relevant conditions in an appendix to this Plan or in the Company’s agreement with the Grantee in order to comply with the requirements of such other tax regimes.

1.3.          Company Status. This Plan contemplates the issuance of Awards by the Company, both as a private and public company.

1.4.          Construction.  To the extent any provision herein conflicts with the conditions of any relevant tax law, rule or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the Committee is empowered, but is not required, hereunder to determine that the provisions of such law, rule or regulation shall prevail over those of this Plan and to interpret and enforce such prevailing provisions. With respect to 102 Awards, if and to the extent any action or the exercise or application of any provision hereof or authority granted hereby is conditioned or subject to obtaining a ruling or tax determination from the ITA, to the extent required by Applicable Law, then the taking of any such action or the exercise or application of such section or authority with respect to 102 Awards shall be conditioned upon obtaining such ruling or tax determination, and, if obtained, shall be subject to any condition set forth therein; it being clarified that there is no obligation to apply for any such ruling or tax determination (which shall be in the sole discretion of the Committee) and no assurance is made that if applied any such ruling or tax determination will be obtained (or the conditions thereof).

2          DEFINITIONS.

2.1.          Terms Generally.  Except when otherwise indicated by the context, (i) the singular shall include the plural and the plural shall include the singular; (ii) any pronoun shall include the corresponding masculine, feminine and neuter forms; (iii) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (iv) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to it as amended from time to time and shall include any successor thereof, (v) reference to a “company” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual, (vi) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety, and not to any particular provision hereof, (vii) all references herein to Sections shall be construed to refer to Sections to this Plan; (viii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (ix) use of the term “or” is not intended to be exclusive.

2.2.          Defined Terms.  The following terms shall have the meanings ascribed to them in this Section 2:

2.3.          “Affiliate” shall mean, (i) with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person (with the term “control” or “controlled by” within the meaning of Rule 405 of Regulation C under the Securities Act), including, without limitation, any Parent or Subsidiary, or (ii) Employer.

2.4.          “Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange, over-the-counter market or trading system on which the Company’s shares are then traded or listed.

2.5.          “Award” shall mean any Option, Restricted Share, RSUs, Shares or any other Share-based award granted under this Plan.

2.6.          “Board” shall mean the Board of Directors of the Company.

2.7.          “Change in Board Event” shall mean any time at which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

2.8.          “Code” shall mean the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended.

2.9.          “Committee” shall mean a committee established or appointed by the Board to administer this Plan, subject to Section 3.1. To the extent required to comply with the provisions of Rule 16b-3 of the Exchange Act, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3 of the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 of the Exchange Act will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

2.10.          “Companies Law” shall mean the Israel Companies Law, 5759-1999, and the regulations promulgated thereunder, all as amended from time to time.

2.11.          “Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.

2.12.          “Disability” shall mean (i) the inability of a Grantee to engage in any substantial gainful activity or to perform the major duties of the Grantee’s position with the Company or its Affiliates by reason of any medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than 12 months (or such other period as determined by the Committee), as determined by a qualified doctor acceptable to the Company, (ii) if applicable, a “permanent and total disability” as defined in Section 22(e)(3) of the Code or Section 409A(a)(2)(c)(i) of the Code, as amended from time to time, or (iii) as defined in a policy of the Company that the Committee deems applicable to this Plan, or that makes reference to this Plan, for purposes of this definition.  Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) or (ii) of the Code.

2.13.          “Employee” shall mean any person treated as an employee (including an officer or a director who is also treated as an employee) in the records of the Company or any of its Affiliates (and in the case of 102 Awards, subject to Section 9.3 or in the case of Incentive Stock Options, who is an employee for purposes of Section 422 of the Code); provided, however, that neither service as a director nor payment of a director’s fee shall be sufficient to constitute employment for purposes of this Plan.  The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be.  For purposes of a person’s rights, if any, under this Plan as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

2.14.          “Employer” means, for purpose of a 102 Trustee Award, the Company or an Affiliate, Subsidiary or Parent thereof, which is an “employing company” within the meaning and subject to the conditions of Section 102(a) of the Ordinance.

2.15.          “employment”, “employed” and words of similar import shall be deemed to refer to the employment of Employees or to the services of any other Service Provider, as the case may be.

2.16.          “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.17.          “exercise” “exercised” and words of similar import, when referring to an Award that does not require exercise or that is settled upon vesting (such as may be the case with RSUs or Restricted Shares, if so determined in their terms), shall be deemed to refer to the vesting of such an Award (regardless of whether or not the wording included reference to vesting of such an Awards explicitly).

2.18.          “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof (including any acceleration thereof, if any) and subject to the termination provisions hereof.

2.19.          “Exercise Price” shall mean the exercise price for each Share covered by an Option or the purchase price for each Share covered by any other Award.

2.20.          “Fair Market Value”  shall mean, as of any date, the value of a Share or other securities,  property or rights as determined by the Board, in its discretion, subject to the following: (i) except in the case of grants of Incentive Stock Options or Nonqualified Stock Options and if, on such date, the Shares are listed on any securities exchange, the average closing sales price per Share on which the Shares are principally traded over the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; (ii) except in the case of grants of Incentive Stock Options or Nonqualified Stock Options and if, on such date, the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that market during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; (iii) for Incentive Stock Options and Nonqualified Stock Options, the closing price for the Shares on such date, where “closing price” on any date shall mean the last sale price for an Ordinary Share, regular way, or, in case no such sale takes place on that day, the average of the closing bid and asked prices, regular way, for Ordinary Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the national securities exchange or NASDAQ; or (iv) if, on such date, the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, or in case of any other securities, property or rights, such value as the Committee, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable; provided, however, that, if applicable, the Fair Market Value of the Shares shall be determined in a manner that is intended to satisfy the applicable requirements of and subject to Section 409A of the Code, and with respect to Incentive Stock Options, in a manner that is intended to satisfy the applicable requirements of and subject to Section 422 of the Code, subject to Section 422(c)(7) of the Code.  The Committee shall maintain a written record of its method of determining such value.   Notwithstanding the foregoing to the contrary, except in the case of grants of Incentive Stock Options or Nonqualified Stock Options or as otherwise required under applicable law, and unless otherwise determined by the Board, for so long as the Shares are listed on the Tel-Aviv Stock Exchange Ltd. ("TASE"), Fair Market Value shall equal the average closing price for the Shares over the thirty (30) trading days preceding the subject date, as reported by such source as the Company deems reliable.

2.21.          “Grantee” shall mean a person who has been granted an Award(s) under this Plan.

2.22.          “Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 1961, and the regulations and rules (including the Rules) promulgated thereunder, all as amended from time to time.

2.23.          “Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, that is a “parent corporation” of the Company, as defined in Section 424(e) of the Code.

2.24.          “Retirement” shall mean a Grantee’s retirement pursuant to Applicable Law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Grantee participates or is subject to.

2.25.          “Securities Act” shall mean the U.S.  Securities Act of 1933, and the rules and regulations promulgated thereunder, all as amended from time to time.

2.26.          “Service Provider” shall mean an Employee, director, officer, consultant, advisor and any other person or entity who provides services to the Company or any Parent, Subsidiary or Affiliate thereof.  Service Providers shall include prospective Service Providers to whom Awards are granted in connection with written offers of an employment or other service relationship with the Company or any Parent, Subsidiary or any Affiliates thereof, provided, however, that such employment or service shall have actually commenced. Notwithstanding the foregoing, unless otherwise determined by the Committee, each Service Provider shall be an “employee” as defined in the General Instructions to Form S‑8 Registration Statement under the Securities Act (or any successor form thereto) at the time the Award is granted to the Service Provider.

2.27.          “Share(s)” shall mean Ordinary Share(s), par value NIS 0.02 of the Company (as adjusted for stock split, reverse stock split, bonus shares, combination or other recapitalization events), or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award(s).  “Shares” include any securities, property or rights issued or distributed with respect thereto.

2.28.          “Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, that is a “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

2.29.          “tax(es)” shall mean (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, capital gains, alternative or add-on minimum, transfer, value added tax, real and personal property, withholding, payroll, employment, escheat, social security, disability, national security, health tax, wealth surtax, stamp, registration and estimated taxes, customs duties, fees, assessments and charges of any similar kind whatsoever (including under Section 280G of the Code) or other tax of any kind whatsoever, (b) all interest, indexation differentials, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (a), (c) any transferee or successor liability in respect of any items described in clauses (a) or (b) payable by reason of contract, assumption, transferee liability, successor liability, operation of Applicable Law, or as a result of any express or implied obligation to assume Taxes or to indemnify any other person, and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) payable as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate or other group for any taxable period, including under U.S. Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

2.30.          “Ten Percent Shareholder” shall mean a Grantee who, at the time an Award is granted to the Grantee, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, within the meaning of Section 422(b)(6) of the Code.

2.31.          “Trustee” shall mean the trustee appointed by the Committee to hold the Awards (and, in relation with 102 Trustee Awards, approved by the ITA), if so appointed.

2.32.          Other Defined Terms.  The following terms shall have the meanings ascribed to them in the Sections set forth below:

Term	Section
102 Awards	1.2(i)
102 Capital Gains Track Awards	9.1
102 Non-Trustee Awards	9.2
102 Ordinary Income Track Awards	9.1
102 Trustee Awards	9.1
3(i) Awards	1.2(ii)
Award Agreement	6
Cause	6.6.4.4
Company	1.1
Effective Date	24.1
Election	9.2
Eligible 102 Grantees	9.3.1
Incentive Stock Options	1.2(iii)
Information	16.4
ISO Provisions	8
ITA	1.2(i)
Market Stand-Off	17
Market Stand-Off Period	17
Merger/Sale	14.2
Nonqualified Stock Options	1.2(iv)
Plan	1.1
Pool	5.1
Prior Plan(s)	5.2
Recapitalization	14.1
Required Holding Period	9.5
Restricted Period	11.2
Restricted Share Agreement	11
Restricted Share Unit Agreement	12
Restricted Shares	1.1
RSUs	1.1
Rules	1.2(i)
Securities	17.1
Successor Corporation	14.2.1
Withholding Obligations	18.5

3          ADMINISTRATION.

3.1.           To the extent permitted under Applicable Law, the Company’s Amended and Restated Articles of Association (as may be amended and supplemented from time to time, the “Articles of Association”) and any other governing document of the Company, this Plan shall be administered by the Committee.  In the event that the Board does not appoint or establish a committee to administer this Plan, this Plan shall be administered by the Board, and, accordingly, any and all references herein to the Committee shall be construed as references to the Board.  In the event that an action necessary for the administration of this Plan is required under Applicable Law to be taken by the Board without the right of delegation, or if such action or power was explicitly reserved by the Board in appointing, establishing and empowering the Committee, then such action shall be so taken by the Board.  In any such event, all references herein to the Committee shall be construed as references to the Board.  Even if such a Committee was appointed or established, the Board may take any actions that are stated to be vested in the Committee, and shall not be restricted or limited from exercising all rights, powers and authorities under this Plan or Applicable Law.

3.2.           The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee, and shall fill vacancies in the Committee, however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law, the Articles of Association and any other governing document of the Company.  The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine.  The Committee may appoint a Secretary, who shall keep records of its meetings, and shall make such rules and regulations for the conduct of its business as it shall deem advisable and subject to mandatory requirements of Applicable Law.

3.3.           Subject to the terms and conditions of this Plan, any mandatory provisions of Applicable Law and any provisions of any Company policy required under mandatory provisions of Applicable Law, and in addition to the Committee’s powers contained elsewhere in this Plan, the Committee shall have full authority, in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i)          eligible Grantees,

(ii)          grants of Awards and setting the terms and provisions of Award Agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including the number of Shares underlying each Award and the class of Shares underlying each Award (if more than one class was designated by the Board),

(iii)          the time or times at which Awards shall be granted,

(iv)          the terms, conditions and restrictions applicable to each Award (which need not be identical) and any Shares acquired upon the exercise or (if applicable) vesting thereof, including (1) designating Awards under Section 1.2; (2) the vesting schedule, the acceleration thereof and terms and conditions upon which Awards may be exercised or become vested, (3) the Exercise Price, (4) the method of payment for Shares purchased upon the exercise or (if applicable) vesting of the Awards, (5) the method for satisfaction of any tax withholding obligation arising in connection with the Awards or such Shares, including by the withholding or delivery of Shares, (6) the time of the expiration of the Awards, (7) the effect of the Grantee’s termination of employment with the Company or any of its Affiliates, and (8) all other terms, conditions and restrictions applicable to the Award or the Shares not inconsistent with the terms of this Plan,

(v)          to accelerate, continue, extend or defer the exercisability of any Award or the vesting thereof, including with respect to the period following a Grantee’s termination of employment or other service,

(vi)         the interpretation of this Plan and any Award Agreement and the meaning, interpretation and applicability of terms referred to in Applicable Law,

(vii)         policies, guidelines, rules and regulations relating to and for carrying out this Plan, and any amendment, supplement or rescission thereof, as it may deem appropriate,

(viii)        to adopt supplements to, or alternative versions of, this Plan, including, without limitation, as it deems necessary or desirable to comply with the laws of, or to accommodate the tax regime or custom of, foreign jurisdictions whose citizens or residents may be granted Awards,

(ix)          the Fair Market Value of the Shares or other securities, property or rights,

(x)          the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards,

(xi)          the authorization and approval of conversion, substitution, cancellation or suspension under and in accordance with this Plan of any or all Awards or Shares,

(xii)         unless otherwise provided under the terms of this Plan, the amendment, modification, waiver or supplement of the terms of any outstanding Award (including, without limitation, reducing the Exercise Price of an Award), provided, however, that if such amendments increases the Exercise Price of an Award or reduces the number of Shares underlying an Award, then such amendments shall require the consent of the applicable Grantee, unless such amendment is made pursuant to the exercise of rights or authorities in accordance with Section 14,

(xiii)         without limiting the generality of the foregoing, and subject to the provisions of Applicable Law, to grant to a Grantee, who is the holder of an outstanding Award, in exchange for the cancellation of such Award, a new Award having an Exercise Price lower than that provided in the Award so canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of this Plan or to set a new Exercise Price for the same Award lower than that previously provided in the Award,

(xiv)         to correct any defect, supply any omission or reconcile any inconsistency in this Plan or any Award Agreement and all other determinations and take such other actions with respect to this Plan or any Award as it may deem advisable to the extent not inconsistent with the provisions of this Plan or Applicable Law, and

(xv)          any other matter which is necessary or desirable for, or incidental to, the administration of this Plan and any Award thereunder.

3.4.           The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the State of Israel or the United States of America to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of this Plan but without amending this Plan.

3.5.           The Board and the Committee shall be free at all times to make such determinations and take such actions as they deem fit.  The Board and the Committee need not take the same action or determination with respect to all Awards, with respect to certain types of Awards, with respect to all Service Providers or any certain type of Service Providers and actions and determinations may differ as among the Grantees, and as between the Grantees and any other holders of securities of the Company.

3.6.           All decisions, determinations, and interpretations of the Committee, the Board and the Company under this Plan shall be final and binding on all Grantees (whether before or after the issuance of Shares pursuant to Awards), unless otherwise determined by the Committee, the Board or the Company, respectively.  The Committee shall have the authority (but not the obligation) to determine the interpretation and applicability of Applicable Law to any Grantee or any Awards.  No member of the Committee or the Board shall be liable to any Grantee for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

3.7.           Any officer or authorized signatory of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided such person has apparent authority with respect to such matter, right, obligation, determination or election. Such person or authorized signatory shall not be liable to any Grantee for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

4           ELIGIBILITY.

4.1.         Awards may be granted to Service Providers of the Company or any Affiliate thereof, taking into account, at the Committee’s discretion and without an obligation to do so, the qualification under each tax regime pursuant to which such Awards are granted, subject to the limitation on the granting of Incentive Stock Options set forth in Section 8.1 or Nonqualified Stock Options set forth in Section 7.1.  A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein.  However, eligibility in accordance with this Section 4 shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

4.2.         Awards may differ in number of Shares covered thereby, the terms and conditions applying to them or on the Grantees or in any other respect (including, that there should not be any expectation (and it is hereby disclaimed) that a certain treatment, interpretation or position granted to one shall be applied to the other, regardless of whether or not the facts or circumstances are the same or similar).

5         SHARES.

5.1.           The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be 1,825,909 subject to adjustment as provided in Section 14.1. Notwithstanding the foregoing and the provisions of Section 5.2 below, the total number of Shares that may be issued pursuant to Incentive Stock Options granted under this Plan shall be 5,607,339, subject to adjustment as provided in Section 14.1. The Board may, at its discretion, reduce the number of Shares that may be issued pursuant to Awards under this Plan, at any time (provided that such reduction does not derogate from any issuance of Shares in respect of Awards then outstanding).

5.2.           Any Shares (a) underlying an Award granted hereunder or an award (except in the case of Incentive Stock Options) granted under the Company’s 2002, 2003 and/or 2013 Share Incentive Plan, as amended (the “Prior Plans”) (in an amount not to exceed 3,781,430 Shares under the Prior Plans) that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares after the Effective Date, for any reason, without having been exercised; (b) if permitted by the Company, tendered to pay the Exercise Price of an Award (or the exercise price or other purchase price of any option or other award under the Prior Plan), or withholding tax obligations with respect to an Award (or any awards under the Prior Plan); or (c) if permitted by the Company, subject to an Award (or any award under the Prior Plan) that are not delivered to a Grantee because such Shares are withheld to pay the Exercise Price of such Award (or any award under the Prior Plan), or withholding tax obligations with respect to such Award (or such award); shall automatically, and without any further action on the part of the Company or any Grantee, again be available for grant of Awards and for issuance upon exercise or (if applicable) vesting thereof for the purposes of this Plan (unless this Plan shall have been terminated), unless the Board determines otherwise.  Such Shares may be, in whole or in part, authorized but unissued Shares, (and, subject to obtaining a ruling as it applies to 102 Awards) treasury shares (dormant shares) or otherwise Shares that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law.

5.3.           Any Shares under the Pool that are not subject to outstanding or exercised Awards at the termination of this Plan shall cease to be reserved for the purpose of this Plan.

5.4.           From and after the Effective Date, no further grants or awards shall be made under the Prior Plans; however, Awards made under Prior Plans before the Effective Date shall continue in effect in accordance with their terms.

6         TERMS AND CONDITIONS OF AWARDS.

Each Award granted pursuant to this Plan shall be evidenced by a written or electronic agreement between the Company and the Grantee or a written or electronic notice delivered by the Company (the “Award Agreement”), in substantially such form or forms and containing such terms and conditions, as the Committee shall from time to time approve.  The Award Agreement shall comply with and be subject to the following general terms and conditions and the provisions of this Plan (except for any provisions applying to Awards under different tax regimes), unless otherwise specifically provided in such Award Agreement, or the terms referred to in other Sections of this Plan applying to Awards under such applicable tax regimes, or terms prescribed by Applicable Law.  Award Agreements need not be in the same form and may differ in the terms and conditions included therein.

6.1.           Number of Shares.  Each Award Agreement shall state the number of Shares covered by the Award.

6.2.           Type of Award.  Each Award Agreement may state the type of Award granted thereunder, provided that the tax treatment of any Award, whether or not stated in the Award Agreement, shall be as determined in accordance with Applicable Law.

6.3.           Exercise Price.  Each Award Agreement shall state the Exercise Price, if applicable.  Unless otherwise set forth in this Plan, an Exercise Price of an Award of less than the par value of the Shares (if shares bear a par value) shall comply with Section 304 of the Companies Law.  Subject to Sections 3, 7.2 and 8.2 and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Award, on terms and subject to such conditions as it deems advisable.  The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof.  The Exercise Price of any outstanding Award granted to a Grantee who is subject to U.S. federal income tax shall be determined in accordance with Section 409A of the Code or the ISO Provisions, and Sections 7.2 and 8.2 of the Plan, as applicable. It is hereby clarified, that except as otherwise determined by the Board, the exercise price shall be the Fair Market Value of the Shares.

6.4.           Manner of Exercise.  An Award may be exercised, as to any or all Shares as to which the Award has become exercisable, by written notice delivered in person or by mail (or such other methods of delivery prescribed by the Company) to the Chief  Executive Officer of the Company or to such other person as determined by the Committee, or in any other manner as the Committee shall prescribe from time to time, specifying the number of Shares with respect to which the Award is being exercised (which may be equal to or lower than the aggregate number of Shares that have become exercisable at such time, subject to the last sentence of this Section), accompanied by payment of the aggregate Exercise Price for such Shares in the manner specified in the following sentence.  The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, either in (i) cash, (ii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company or the Trustee, (iv) through a cashless exercise mechanism as described in Section 6.5 below or (v) in such other manner as the Committee shall determine, which may include procedures for cashless exercise.  The application of a cashless exercise mechanism with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law.

6.5.          Upon the approval of the Committee and except in the case of an Incentive Stock Option, Options may be exercised using a cashless exercise mechanism and the number of the Shares to be issued by the Company shall be calculated pursuant to the following formula:

X = Y * (A - B)
A
Where:

X = the number of Shares to be issued to the Grantee.

Y = the number of Shares, as adjusted to the date of such calculation, underlying the number of Options being exercised.

A= the Fair Market Value of one Share at the exercise date.

B = the Exercise Price of each Option.

Upon completion of the calculation, if X is a negative number, then X shall be deemed to be 0 (zero).

6.6.           Term and Vesting of Awards.

6.6.1.          Each Award Agreement shall provide the vesting schedule for the Award as determined by the Committee.  The Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Award at such time and under such circumstances as it, in its sole discretion, deems appropriate.  Unless otherwise resolved by the Committee and stated in the Award Agreement, and subject to Sections 6.6 and 6.7 hereof, Awards shall vest and become exercisable under the following schedule: twenty-five percent (25%) of the Shares covered by the Award, on the first anniversary of the vesting commencement date determined by the Committee (and in the absence of such determination, of date on which such Award was granted), and six and one-quarter percent (6.25%) of the Shares covered by the Award at the end of each subsequent three-month period thereafter over the course of the following three (3) years; provided that the Grantee remains continuously as a Service Provider of the Company or its Affiliates throughout such vesting dates.

6.6.2.          The Award Agreement may contain performance goals and measurements (which, in case of 102 Trustee Awards, may, if then required, be subject to obtaining a specific tax ruling or determination from the ITA), and the provisions with respect to any Award need not be the same as the provisions with respect to any other Award.  Such performance goals may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee.  The Committee may adjust performance goals pursuant to Awards previously granted to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances.

6.6.3.          The Exercise Period of an Award will be ten (10) years from the date of grant of the Award, unless otherwise determined by the Committee and stated in the Award Agreement, but subject to the vesting provisions described above and the early termination provisions set forth in Sections 6.6 and 6.7 hereof.  At the expiration of the Exercise Period, any Award, or any part thereof, that has not been exercised within the term of the Award and the Shares covered thereby not paid for in accordance with this Plan and the Award Agreement shall terminate and become null and void, and all interests and rights of the Grantee in and to the same shall expire.

6.7.           Termination.

6.7.1.          Unless otherwise determined by the Committee, and subject to Section 6.7 hereof, an Award may not be exercised unless the Grantee is then a Service Provider of the Company or an Affiliate thereof or, in the case of an Incentive Stock Option, an employee of a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies, and unless the Grantee has remained continuously so employed since the date of grant of the Award and throughout the vesting dates.

6.7.2.          Notwithstanding Section 6.7.1, except as provided in Section 8.9 of the Plan, in the event that the employment or service of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Awards of such Grantee that are unvested at the time of such termination shall terminate on the date of such termination, and all Awards of such Grantee that are vested and exercisable at the time of such termination may be exercised within up to three (3) months after the date of such termination (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan; provided, however, that if the Company (or the Subsidiary or Affiliate, when applicable) shall terminate the Grantee’s employment or service for Cause (as defined below) (whether occurring prior to or after termination of employment or service), all Awards theretofore granted to such Grantee (whether vested or not) shall terminate, unless otherwise determined by the Committee, and any Shares issued upon exercise or (if applicable) vesting and settlement of Awards (including other Shares or securities issued or distributed with respect thereto), whether held by the Grantee or by the Trustee for the Grantee’s benefit, shall be deemed to be irrevocably offered for sale to the Company, any of its Affiliates or any person designated by the Company to purchase, at the Company’s election and subject to Applicable Law, either for no consideration, for the par value of such Shares (if shares bear a par value) or against payment of the Exercise Price previously received by the Company for such Shares upon their issuance, as the Committee deems fit, upon written notice to the Grantee at any time prior to, at or after the Grantee’s termination of employment or service.  Such Shares or other securities shall be sold and transferred within 30 days from the date of the Company’s notice of its election to exercise its right.  If the Grantee fails to transfer such Shares or other securities to the Company, the Company, at the decision of the Committee, shall be entitled to forfeit or repurchase such Shares and to authorize any person to execute on behalf of the Grantee any document necessary to effect such transfer, whether or not the share certificates are surrendered.  The Company shall have the right and authority to affect the above either by: (i) repurchasing all of such Shares or other securities held by the Grantee or by the Trustee for the benefit of the Grantee, or designate the purchaser of all or any part of such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (ii) forfeiting all or any party of such Shares or other securities; (iii) redeeming all or any party of such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (iv) taking action in order to have all or any party of such Shares or other securities converted into deferred shares entitling their holder only to their par value (if shares bear a par value) upon liquidation of the Company; or (v) taking any other action which may be required in order to achieve similar results; all as shall be determined by the Committee, at its sole and absolute discretion, and the Grantee is deemed to irrevocably empower the Company or any person which may be designated by it to take any action by, in the name of or on behalf of the Grantee to comply with and give effect to such actions (including, voting such shares, filling in, signing and delivering share transfer deeds, etc.).

6.7.3.          Notwithstanding anything to the contrary, the Committee, in its absolute discretion, may, on such terms and conditions as it may determine appropriate, extend the periods for which Awards held by any Grantee may continue to vest and settle or be exercisable; it being clarified that such Awards may lose their entitlement to certain tax benefits under Applicable Law (including, without limitation, qualification of an Award as an Incentive Stock Option) as a result of the modification of such Awards and/or in the event that the  Award is exercised beyond the later of: (i) three (3) months after the date of termination of the employment or service relationship; or (ii) the applicable period under Section 6.7 below with respect to a termination of the employment or service relationship because of the death, Disability or Retirement of Grantee.

6.7.4.          For purposes of this Plan:

        6.7.4.1.  A termination of employment or service of a Grantee shall not be deemed to occur (except to the extent required by the Code with respect to the Incentive Stock Option status of an Option) in case of (i) a transition or transfer of a Grantee among the Company and its Affiliates, (ii) a change in the capacity in which the Grantee is employed or renders service to the Company or any of its Affiliates or a change in the identity of the employing or engagement entity among the Company and its Affiliates, provided, in case of the foregoing clauses (i) and (ii) above, that the Grantee has remained continuously employed by and/or in the service of the Company and its Affiliates since the date of grant of the Award and throughout the vesting period; or (iii) if the Grantee takes any unpaid leave as set forth in Section 6.8.

        6.7.4.2.  An entity or an Affiliate thereof assuming an Award or issuing in substitution thereof in a transaction to which Section 424(a) of the Code applies or in a Merger/Sale in accordance with Section 14 shall be deemed as an Affiliate of the Company for purposes of this Section 6.6, unless the Committee determines otherwise.

        6.7.4.3.  In the case of a Grantee whose principal employer or service recipient is a Subsidiary or Affiliate, the Grantee’s employment shall also be deemed terminated for purposes of this Section 6.6 as of the date on which such principal employer or service recipient ceases to be a Subsidiary or Affiliate.

        6.7.4.4.  The term “Cause” shall mean  (irrespective of, and in addition to, any definition included in any other agreement or instrument applicable to the Grantee, and unless otherwise determined by the Committee) any of the following: (i) any theft, fraud, embezzlement, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, falsification of any documents or records of the Company or any of its Affiliates, felony or similar act by the Grantee (whether or not related to the Grantee’s relationship with the Company); (ii) an act of moral turpitude by the Grantee, or any act that causes significant injury to, or is otherwise adversely affecting, the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or Affiliate, when applicable); (iii) any breach by the Grantee of any material agreement with or of any material duty of the Grantee to the Company or any Subsidiary or Affiliate thereof (including breach of confidentiality, non-disclosure, non-use, non-competition or non-solicitation covenants towards the Company or any of its Affiliates) or failure to abide by code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iv) any act which constitutes a breach of a Grantee’s fiduciary duty towards the Company or an Affiliate or Subsidiary, including disclosure of confidential or proprietary information thereof or acceptance or solicitation to receive unauthorized or undisclosed benefits, irrespective of their nature, or funds, or promises to receive either, from individuals, consultants or corporate entities that the Company or a Subsidiary does business with; (v) the Grantee’s unauthorized use, misappropriation, destruction, or diversion of any tangible or intangible asset or corporate opportunity of the Company or any of its Affiliates (including, without limitation, the improper use or disclosure of confidential or proprietary information); or (vi) any circumstances that constitute grounds for termination for cause under the Grantee’s employment or service agreement with the Company or Affiliate, to the extent applicable.  For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan, shall be made in good faith by the Committee and shall be final and binding on the Grantee.

6.8.           Death, Disability or Retirement of Grantee.

6.8.1.          If a Grantee shall die while employed by, or performing service for, the Company or its Affiliates, or within the three (3) month period (or such longer period of time as determined by the Board, in its discretion) after the date of termination of such Grantee’s employment or service (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee’s employment or service shall terminate by reason of Disability, all Awards theretofore granted to such Grantee may (to the extent otherwise vested and exercisable and unless earlier terminated in accordance with their terms) be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the legal right to exercise such Awards by bequest or inheritance, or by a person who acquired the legal right to exercise such Awards in accordance with applicable law in the case of Disability of the Grantee, as the case may be, at any time within one (1) year (or such longer period of time as determined by the Committee, in its discretion) after the death or Disability of the Grantee (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan.  In the event that an Award granted hereunder shall be exercised as set forth above by any person other than the Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or proof satisfactory to the Committee of the right of such person to exercise such Award.

6.8.2.          In the event that the employment or service of a Grantee shall terminate on account of such Grantee’s Retirement, all Options of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.9.           Suspension of Vesting.  Unless the Committee provides otherwise, vesting of Awards granted hereunder shall be suspended during any unpaid leave of absence, other than in the case of any (i) leave of absence which was pre-approved by the Company explicitly for purposes of continuing the vesting of Awards, or (ii) transfers between locations of the Company or any of its Affiliates, or between the Company and any of its Affiliates, or any respective successor thereof.  For clarity, for purposes of this Plan, military leave, statutory maternity or paternity leave or sick leave are not deemed unpaid leave of absence, unless otherwise determined by the Committee.

6.10.          Securities Law Restrictions.  Except as otherwise provided in the applicable Award Agreement or other agreement between the Service Provider and the Company, if the exercise of an Award following the termination of the Service Provider’s employment or service (other than for Cause) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act or equivalent requirements under equivalent laws of other applicable jurisdictions, then the Award shall remain exercisable and terminate on the earlier of (i) the expiration of a period of three (3) months (or such longer period of time as determined by the Board, in its discretion) after the termination of the Service Provider’s employment or service during which the exercise of the Award would not be in such violation, or (ii) the expiration of the term of the Award as set forth in the Award Agreement or pursuant to this Plan.  In addition, unless otherwise provided in a Grantee’s Award Agreement, if the sale of any Shares received upon exercise or (if applicable) vesting of an Award following the termination of the Grantee’s employment or service (other than for Cause) would violate the Company’s insider trading policy, then the Award shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Grantee’s employment or service during which the exercise of the Award would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Award as set forth in the applicable Award Agreement or pursuant to this Plan.

6.11.          Voting Proxy.  Until immediately after the listing for trading on a stock exchange or market or trading system of the Company’s (or the Successor Corporation’s) shares, the Shares subject to an Award or to be issued pursuant to an Award or any other Securities, shall, unless otherwise determined by the Committee, be subject to an irrevocable proxy and power of attorney, coupled with an interest, by the Grantee or the Trustee (if so requested from the Trustee), as the case may be, to the Company, which shall designate such person or persons (with a right of substitution) from time to time as determined by the Committee (and in the absence of such determination, the Chief Executive Officer of the Company or the Chairman of the Board, ex officio), which shall not be revocable by the Grantee in any manner or for any reason.  The Trustee is deemed to be instructed by the Grantee to sign such proxy, as requested by the Company.  The proxy shall entitle the holder thereof to receive notices, vote and take such other actions in respect of the Shares or other Securities.  Any person holding or exercising such voting proxies shall do so solely in his capacity as the proxy holder and not individually.  All Awards granted hereunder shall be conditioned upon the execution of such irrevocable proxy in substantially the form prescribed by the Committee from time to time.  So long as any such Shares are subject to such irrevocable proxy and power of attorney or held by a Trustee (and unless a proxy was given by the Trustee as aforesaid), (i) in any shareholders meeting or written consent in lieu thereof, such Shares shall be voted by the proxy holder (or the Trustee, as applicable), unless directed otherwise by the Board, in the same proportion as the result of the vote at the shareholders’ meeting (or written consent in lieu thereof) in respect of which the Shares are being voted (whether an extraordinary or annual meeting, and whether of the share capital as one class or of any class thereof), and (ii) or in any act or consent of shareholders under the Company’s Articles of Association or otherwise, such Shares shall be cast by the proxy holder (or the Trustee, as applicable), unless directed otherwise by the Board, in the same proportion as the result of the shareholders’ act or consent.

6.12.          Other Provisions.  The Award Agreement evidencing Awards under this Plan shall contain such other terms and conditions not inconsistent with this Plan as the Committee may determine, at or after the date of grant, including provisions in connection with the restrictions on transferring the Awards or Shares covered by such Awards, which shall be binding upon the Grantees and any purchaser, assignee or transferee of any Awards, and other terms and conditions as the Committee shall deem appropriate.

7        NONQUALIFIED STOCK OPTIONS.

Awards granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 7 and the other terms of this Plan, this Section 7 shall prevail.  However, if for any reason an Option granted pursuant to Section 8 (or portion thereof) does not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option (or portion thereof) shall be regarded as a Nonqualified Stock Option granted under this Plan. In no event will the Board, the Company or any Parent or Subsidiary or any of their respective employees or directors have any liability to Participant (or any other person) due to the failure of the Option to qualify for any reason as an Incentive Stock Option

7.1.          Certain Limitations on Eligibility for Nonqualified Stock Options.  Nonqualified Stock Options may not be granted to a Service Provider who is deemed to be a resident of the United States for purposes of taxation or who is otherwise subject to United States federal income tax unless the Shares underlying such Options constitute “service recipient stock” under Section 409A of the Code or unless such Options comply with the payment requirements of Section 409A of the Code.  A Nonqualified Stock Option may only be granted to Service Providers of the Company or any Subsidiary of the Company.

7.2.          Exercise Price.  The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option unless the Committee specifically indicates that the Awards will have a lower Exercise Price and the Award complies with Section 409A of the Code.  Notwithstanding the foregoing, a Nonqualified Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is exchanged pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of that complies with Section 424(a) of the Code or 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations or any successor guidance.  Notwithstanding Section 6.3 and 14.1 of the Plan, the Exercise Price of a Nonqualified Stock Option may not be reduced to the extent such reduction would cause adverse tax consequences under Section 409A of the Code.

7.3.          Adjustments to Nonqualified Stock Options.  No adjustment shall be made to a Nonqualified Stock Options pursuant to this Plan (including pursuant to Sections 3.3(xiii) or Article 14 of the Plan) that could result in a modification or extension of such option that would result in adverse tax results under Section 409A of the Code.

8         INCENTIVE STOCK OPTIONS.

Awards granted as Incentive Stock Options pursuant to this Section 8 are intended to constitute “incentive stock options” within the meaning of Sections 421 et. seq. of the Code (the “ISO Provisions”) and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 8 and the other terms of this Plan, this Section 8 shall prevail.

8.1.          Eligibility for Incentive Stock Options.  Incentive Stock Options may be granted only to Employees of the Company, or to Employees of a Parent or Subsidiary, determined as of the date of grant of such Options.  An Incentive Stock Option granted to a prospective Employee upon the condition that such person become an Employee shall be deemed granted effective on the date such person commences employment, with an exercise price determined as of such date in accordance with Section 8.2.

8.2.          Exercise Price.  Except as provided in Section 8.6 of the Plan, the Exercise Price of an Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Awards on the date of grant of such Option or such other price as may be determined pursuant to the Code.  Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is exchanged pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code.  Notwithstanding Sections 6.3 and 14.1 of the Plan, the Exercise Price of an Incentive Stock Option may not be reduced to the extent such reduction would cause adverse tax consequences under Section 409A of the Code.

8.3.          Date of Grant.  Notwithstanding any other provision of this Plan to the contrary, no Incentive Stock Option may be granted under this Plan after 10 years from the date this Plan is adopted, or the date this Plan is approved by the shareholders, whichever is earlier.

8.4.          Exercise Period.  Except as provided in Section 8.6, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Award.  No Incentive Stock Option may be granted to a prospective Employee.

8.5.          $100,000 Per Year Limitation.  The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other “incentive stock option” plans of the Company, or of any Parent or Subsidiary, become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee.  To the extent that the aggregate Fair Market Value of Shares with respect to which such Incentive Stock Options and any other such incentive stock options are exercisable for the first time by any Grantee during any calendar year exceeds one hundred thousand United States dollars ($100,000), such options shall be treated as Nonqualified Stock Options.  The foregoing shall be applied by taking options into account in the order in which they were granted.  If the Code is amended to provide for a different limitation from that set forth in this Section 8.5, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Awards as required or permitted by such amendment to the Code.  If an Option is treated as an Incentive Stock Option in part and as a Nonqualified Stock Option in part by reason of the limitation set forth in this Section 8.5, the Grantee may designate which portion of such Option the Grantee is exercising.  In the absence of such designation, the Grantee shall be deemed to have exercised the Incentive Stock Option portion of the Option first.  Separate certificates representing each such portion may be issued upon the exercise of the Option.

8.6.          Ten Percent Shareholder.  In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, notwithstanding the foregoing provisions of this Section 8, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the effective date of grant of such Incentive Stock Option.

8.7.          Payment of Exercise Price.  Each Award Agreement evidencing an Incentive Stock Option shall state each alternative method by which the Exercise Price thereof may be paid.

8.8.          Leave of Absence.  Notwithstanding Section 6.8, a Grantee’s employment shall not be deemed to have terminated if the Grantee takes any leave as set forth in Section 6.8(i); provided, however, that if any such leave exceeds three (3) months, on the day that is three (3) months following the commencement of such leave any Incentive Stock Option held by the Grantee shall cease to be treated as an Incentive Stock Option and instead shall be treated thereafter as a Nonqualified Stock Option, unless the Grantee’s right to return to employment is guaranteed by statute or contract.

8.9.           Exercise Following Termination.  Notwithstanding anything else in this Plan to the contrary, Incentive Stock Options that are not exercised within three (3) months following termination of the Grantee’s employment with the Company or its Parent or Subsidiary or a corporation or a Parent or Subsidiary of such corporation issuing or assuming an Option in a transaction to which Section 424(a) of the Code applies, or within one year in case of termination of the Grantee’s employment with the Company or its Parent or Subsidiary due to a Disability (within the meaning of Section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

8.10.          Adjustments to Incentive Stock Options.  No adjustment shall be made to an Incentive Stock Options pursuant to this Plan (including pursuant to Sections 3.3(xiii) or Article 14 of the Plan) that could result in a modification or extension of such option that would result in adverse tax results under Section 409A of the Code.

8.11.          Notice to Company of Disqualifying Disposition.  Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any Shares received pursuant to the exercise of Incentive Stock Options.  A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option.  If the Grantee dies before such Shares are sold, these holding period requirements do not apply and no disposition of the Shares will be deemed a Disqualifying Disposition.

9        102 AWARDS.

Awards granted pursuant to this Section 9 are intended to constitute 102 Awards and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 9 and the other terms of this Plan, this Section 9 shall prevail.

9.1.           Tracks.  Awards granted pursuant to this Section 9 are intended to be granted pursuant to Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) or (3) thereof (as applicable), under the capital gain track (“102 Capital Gain Track Awards”), or (ii) Section 102(b)(1) thereof under the ordinary income track (“102 Ordinary Income Track Awards”, and together with 102 Capital Gain Track Awards, “102 Trustee Awards”).  102 Trustee Awards shall be granted subject to the special terms and conditions contained in this Section 9, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Options under different tax laws or regulations.

9.2.           Election of Track.  Subject to Applicable Law, the Company may grant only one type of 102 Trustee Awards at any given time to all Grantees who are to be granted 102 Trustee Awards pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Awards it elects to grant before the date of grant of any 102 Trustee Awards (the “Election”).  Such Election shall also apply to any other securities, including bonus shares, received by any Grantee as a result of holding the 102 Trustee Awards.  The Company may change the type of 102 Trustee Awards that it elects to grant only after the expiration of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law.  Any Election shall not prevent the Company from granting Awards, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards”).

9.3.           Eligibility for Awards.

9.3.1.          Subject to Applicable Law, 102 Awards may only be granted to an "employee" within the meaning of Section 102(a) of the Ordinance (which as of the date of the adoption of this Plan means (i) individuals employed by an Israeli company being the Company or any of its Affiliates, and (ii) individuals who are serving and are engaged personally (and not through an entity) as “office holders” by such an Israeli company), but may not be granted to a Controlling Shareholder (“Eligible 102 Grantees”).  Eligible 102 Grantees may receive only 102 Awards, which may either be granted to a Trustee or granted under Section 102 of the Ordinance without a Trustee.

9.4.           102 Award Grant Date.

9.4.1.          Each 102 Award will be deemed granted on the date determined by the Committee, subject to Section 9.4.2, provided that (i) the Grantee has signed all documents required by the Company or pursuant to Applicable Law, and (ii) with respect to 102 Trustee Award, the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA, and if an agreement is not signed and delivered by the Grantee within 90 days from the date determined by the Committee (subject to Section 9.4.2), then such 102 Trustee Award shall be deemed granted on such later date as such agreement is signed and delivered and on which the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.4.2.          Unless otherwise permitted by the Ordinance, any grants of 102 Trustee Awards that are made on or after the date of the adoption of this Plan or an amendment to this Plan, as the case may be, that may become effective only at the expiration of thirty (30) days after the filing of this Plan or any amendment thereof (as the case may be) with the ITA in accordance with the Ordinance shall be conditional upon the expiration of such 30-day period, such condition shall be read and is incorporated by reference into any corporate resolutions approving such grants and into any Award Agreement evidencing such grants (whether or not explicitly referring to such condition), and the date of grant shall be at the expiration of such 30-day period, whether or not the date of grant indicated therein corresponds with this Section.  In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.5.           102 Trustee Awards.

9.5.1.          Each 102 Trustee Award, each Share issued pursuant to the exercise of any 102 Trustee Award, and any rights granted thereunder, including bonus shares, shall be issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for the requisite period prescribed by the Ordinance (the “Required Holding Period”) or such longer period as set by the Committee.  In the event that the requirements under Section 102 of the Ordinance to qualify an Award as a 102 Trustee Award are not met, then the Award may be treated as a 102 Non-Trustee Award or 3(i) Award, all in accordance with the provisions of the Ordinance.  After expiration of the Required Holding Period, the Trustee may release such 102 Trustee Awards and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance, or (ii) the Trustee and/or the Company and/or the Employer withholds all applicable taxes and compulsory payments due pursuant to the Ordinance arising from the 102 Trustee Awards and/or any Shares issued upon exercise or (if applicable) vesting of such 102 Trustee Awards.  The Trustee shall not release any 102 Trustee Awards or Shares issued upon exercise or (if applicable) vesting thereof prior to the payment in full of the Grantee’s tax and compulsory payments arising from such 102 Trustee Awards and/or Shares or the withholding referred to in (ii) above.

9.5.2.          Each 102 Trustee Award shall be subject to the relevant terms of the Ordinance, the Rules and any determinations, rulings or approvals issued by the ITA, which shall be deemed an integral part of the 102 Trustee Awards and shall prevail over any term contained in this Plan or Award Agreement that is not consistent therewith.  Any provision of the Ordinance, the Rules and any determinations, rulings or approvals by the ITA not expressly specified in this Plan or Award Agreement that are necessary to receive or maintain any tax benefit pursuant to Section 102 of the Ordinance shall be binding on the Grantee.  Any Grantee granted a 102 Trustee Awards shall comply with the Ordinance and the terms and conditions of the trust agreement entered into between the Company and the Trustee.  The Grantee shall execute any and all documents that the Company and/or its Affiliates and/or the Trustee determine from time to time to be necessary in order to comply with the Ordinance and the Rules.

9.5.3.          During the Required Holding Period, the Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Trustee Awards and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period.  Notwithstanding the above, if any such sale, release or other action occurs during the Required Holding Period it may result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee.  Subject to the foregoing, the Trustee may, pursuant to a written request from the Grantee, but subject to the terms of this Plan, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes and compulsory payments required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and the Company, and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, any agreement governing the Shares, this Plan, the Award Agreement and any Applicable Law.

9.5.4.          If a 102 Trustee Award is exercised or (if applicable) vested, the Shares issued upon such exercise or (if applicable) vesting shall be issued in the name of the Trustee for the benefit of the Grantee.

9.5.5.          Upon or after receipt of a 102 Trustee Award, if required, the Grantee may be required to sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to this Plan, or any 102 Trustee Awards or Share granted to such Grantee thereunder.

9.6.          102 Non-Trustee Awards.  The foregoing provisions of this Section 9 relating to 102 Trustee Awards shall not apply with respect to 102 Non-Trustee Awards, which shall, however, be subject to the relevant provisions of Section 102 of the Ordinance and the applicable Rules.  The Committee may determine that 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto, shall be allocated or issued to the Trustee, who shall hold such 102 Non-Trustee Awards and all accrued rights thereon (if any), in trust for the benefit of the Grantee and/or the Company, as the case may be, until the full payment of tax arising from the 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto.  The Company may choose, alternatively, to force the Grantee to provide it with a guarantee or other security, to the satisfaction of each of the Trustee and the Company, until the full payment of the applicable taxes.

9.7.          Written Grantee Undertaking.  To the extent and with respect to any 102 Trustee Award, and as required by Section 102 of the Ordinance and the Rules, by virtue of the receipt of such Award, the Grantee is deemed to have provided, undertaken and confirmed the following written undertaking (and such undertaking is deemed incorporated into any documents signed by the Grantee in connection with the employment or service of the Grantee and/or the grant of such Award), which undertaking shall be deemed to apply and relate to all 102 Trustee Awards granted to the Grantee, whether under this Plan or other plans maintained by the Company, and whether prior to or after the date hereof.

9.7.1.          The Grantee shall comply with all terms and conditions set forth in Section 102 of the Ordinance with regard to the “Capital Gain Track” or the “Ordinary Income Track”, as applicable, and the applicable rules and regulations promulgated thereunder, as amended from time to time;

9.7.2.          The Grantee is familiar with, and understands the provisions of, Section 102 of the Ordinance in general, and the tax arrangement under the “Capital Gain Track” or the “Ordinary Income Track” in particular, and its tax consequences; the Grantee agrees that the 102 Trustee Awards and Shares that may be issued upon exercise or (if applicable) vesting of the 102 Trustee Awards (or otherwise in relation to the 102 Trustee Awards), will be held by the Trustee appointed pursuant to Section 102 of the Ordinance for at least the duration of the "Holding Period" (as such term is defined in Section 102) under the "Capital Gain Track" or the “Ordinary Income Track”, as applicable.  The Grantee understands that any release of such 102 Trustee Awards or Shares from trust, or any sale of the Share prior to the termination of the Holding Period, as defined above, will result in taxation at marginal tax rate, in addition to deductions of appropriate social security, health tax contributions or other compulsory payments; and

9.7.3.          The Grantee agrees to the trust agreement signed between the Company, the Employer and the Trustee appointed pursuant to Section 102 of the Ordinance.

10       3(i) AWARDS.

           10.1.          Awards granted pursuant to this Section 10 are intended to constitute 3(i) Awards and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations.  In the event of any inconsistency or contradictions between the provisions of this Section 10 and the other terms of this Plan, this Section 10 shall prevail.

10.2.          To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee to be advisable, the 3(i) Awards and/or any shares or other securities issued or distributed with respect thereto granted pursuant to this Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance or the terms of a trust agreement, as applicable.  In such event, the Trustee shall hold such Awards and/or other securities issued or distributed with respect thereto in trust, until exercised or (if applicable) vested by the Grantee and the full payment of tax arising therefrom, pursuant to the Company’s instructions from time to time as set forth in a trust agreement, which will have been entered into between the Company and the Trustee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee will also hold the shares issuable upon exercise or (if applicable) vesting of the 3(i) Awards, as long as they are held by the Grantee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes to which a Grantee may become liable upon issuance of Shares, whether due to the exercise or (if applicable) vesting of Awards.

10.3.          Shares pursuant to a 3(i) Award shall not be issued, unless the Grantee delivers to the Company payment in cash or by bank check or such other form acceptable to the Committee of all withholding taxes due, if any, on account of the Grantee acquired Shares under the Award or gives other assurance satisfactory to the Committee of the payment of those withholding taxes.

11       RESTRICTED SHARES.

The Committee may award Restricted Shares to any eligible Grantee, including under Section 102 of the Ordinance.  Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Agreement”), in such form as the Committee shall from time to time approve.  The Restricted Shares shall be subject to all applicable terms of this Plan, which in the case of Restricted Shares granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan.  The provisions of the various Restricted Shares Agreements entered into under this Plan need not be identical.  The Restricted Share Agreement shall comply with and be subject to Section 6 and the following terms and conditions, unless otherwise specifically provided in such Agreement and not inconsistent with this Plan, or Applicable Law:

11.1.          Purchase Price.  Section 6.4 shall not apply.  Each Restricted Share Agreement shall state an amount of Exercise Price to be paid by the Grantee, if any, in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include payment in cash or, subject to the Committee’s approval, by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.2.          Restrictions.  Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested (the period from the date on which the Award is granted until the date of vesting of the Restricted Share thereunder being referred to herein as the “Restricted Period”).  The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria (which, in case of 102 Trustee Awards, may be subject to obtaining a specific tax ruling or determination from the ITA).  Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee or pursuant to the provisions of any Company policy required under mandatory provisions of Applicable Law.  Certificates for shares issued pursuant to Restricted Share Awards, if issued, shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect.  Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102 of the Ordinance, by the Trustee.  In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award.  To the extent required by the Ordinance or the ITA, the Restricted Shares issued pursuant to Section 102 of the Ordinance shall be issued to the Trustee in accordance with the provisions of the Ordinance and the Restricted Shares shall be held for the benefit of the Grantee for at least the Required Holding Period.

   11.3.          Forfeiture; Repurchase.  Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment with or service to the Company or any Affiliate thereof shall terminate for any reason prior to the expiration of the Restricted Period of an Award or prior to the timely payment in full of the Exercise Price of any Restricted Shares, any Restricted Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in Section 6.6.2(i) through (v), subject to Applicable Law and the Grantee shall have no further rights with respect to such Restricted Shares.

   11.4.          Ownership.  During the Restricted Period the Grantee shall possess all incidents of ownership of such Restricted Shares, subject to Section 6.10 and Section 11.2, including the right to vote and receive dividends with respect to such Shares.  All securities, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

12          RESTRICTED SHARE UNITS.

12.1.          An RSU is an Award covering a number of Shares that is settled, if vested, by issuance of those Shares.  An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance.  The Award Agreement relating to the grant of RSUs under this Plan (the “Restricted Share Unit Agreement”), shall be in such form as the Committee shall from time to time approve.  The RSUs shall be subject to all applicable terms of this Plan, which in the case of RSUs granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan.  The provisions of the various Restricted Share Unit Agreements entered into under this Plan need not be identical.  RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

   12.2.          Exercise Price.  No payment of Exercise Price shall be required as consideration for RSUs, unless included in the Award Agreement or as required by Applicable Law (including, Section 304 of the Companies Law), and Section 6.4 shall apply, if applicable.

   12.3.          Shareholders’ Rights.  The Grantee shall not possess or own any ownership rights in the Shares underlying the RSUs and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee.

   12.4.          Settlements of Awards.  Settlement of vested RSUs shall be made in the form of Shares or cash (in case of 102 Trustee Awards, the settlement shall be made in the form of shares only).  Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after vesting as determined by the Committee, except as provided in Section 12.5.  The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.  Until the grant of RSUs is settled, the number of Shares underlying such RSUs shall be subject to adjustment pursuant hereto.

   12.5.          Section 409A Restrictions.  Notwithstanding anything to the contrary set forth herein, and except as provided in any Award Agreement, any RSUs granted under this Plan to an individual who is subject to U.S. federal income tax shall settle no later than the 15th day of the third month following the year that the RSU is considered “vested” under Section 409A such that the RSU qualifies as exempt from Section 409A as a “short-term deferral.”  RSU Awards that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code, if applicable to the Company.  Such restrictions, if any, shall be determined by the Committee and contained in the Restricted Share Unit Agreement evidencing such RSU.  For example, such restrictions may include a requirement that any Shares that are to be issued in a year following the year in which the RSU vests must be issued in accordance with a fixed, objective and nondiscretionary, pre-determined schedule.  To the extent a right to receive interest or dividend equivalents with respect to any RSU is provided to any individual who is subject to U.S. federal income tax, such amounts shall accrue and be paid as and when the RSU settles.

13       OTHER SHARE OR SHARE-BASED AWARDS.

13.1.          The Committee may grant other Awards under this Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash (in settlement of Share-based Awards) or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value.

13.2.          The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of the Shares in respect to which the right was granted is so exercised exceeds the exercise price thereof.  The exercise price of any such stock appreciation right granted to a Grantee who is subject to U.S. federal income tax shall be determined in compliance with Section 7.2.

13.3.          Such other Share-based Awards as set forth above may be granted alone, in addition to, or in tandem with any Award of any type granted under this Plan (without any obligation or assurance that that such Share-based Awards will be entitled to tax benefits under Applicable Law or to the same tax treatment as other Awards under this Plan).

14	EFFECT OF CERTAIN CHANGES.

14.1.          General.

14.1.1.          In the event of a division or subdivision of the outstanding share capital of the Company, any distribution of bonus shares (stock split), consolidation or combination of share capital of the Company (reverse stock split), reclassification with respect to the Shares or any similar recapitalization events (each, a "Recapitalization"), a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation, exchange of shares, a business combination, a transaction with a SPAC, a reorganization, a spin-off or other corporate divestiture or division, or other similar occurrences, the Committee shall have the authority to make, without the need for a consent of any holder of an Award, such adjustments as determined by the Committee to be appropriate, in its discretion, in order to adjust (i) the number and class of shares reserved and available for grants of Awards, (ii) the number and class of shares covered by outstanding Awards, (iii) the Exercise Price per share covered by any Award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding Awards, (v) the type or class of security, asset or right underlying the Award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the Award that in the opinion of the Committee should be adjusted.  Any fractional shares resulting from such adjustment shall be treated as determined by the Committee, and in the absence of such determination shall be rounded to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional shares.  No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by the Company, unless the Committee determines otherwise.  The adjustments determined pursuant to this Section 14.1 (including a determination that no adjustment is to be made) shall be final, binding and conclusive.

14.1.2.          Notwithstanding anything to the contrary included herein, in the event of a distribution of cash dividend by the Company to all holders of Shares, the Committee shall have the authority to determine, without the need for a consent of any holder of an Award, that the Exercise Price of any Award, which is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per Share gross dividend amount distributed by the Company, and the Committee may determine that the Exercise Price following such reduction shall be not less than the par value of a Share. The application of this Section with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law and subject to the terms and conditions of any such ruling.

14.2.          Merger/Sale of Company.  In the event of (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, (v) Change in Board Event, or (vi) such other transaction or set of circumstances that is determined by the Board, in its discretion, to be a transaction subject to the provisions of this Section 14.2 excluding any of the foregoing transactions in clauses (i) through (iv) if the Board determines that such transaction should be excluded from the definition hereof and the applicability of this Section 14.2 (such transaction, a “Merger/Sale”), then, without derogating from the general authority and power of the Board or the Committee under this Plan, without the Grantee’s consent and action and without any prior notice requirement, the Committee may make any determination as to the treatment of Awards, in its sole and absolute discretion, as provided herein:

14.2.1.          Unless otherwise determined by the Committee, any Award then outstanding shall be assumed or be substituted by the Company, or by the successor corporation in such Merger/Sale or by any parent or Affiliate thereof, as determined by the Committee in its discretion (the “Successor Corporation”), under terms as determined by the Committee or the terms of this Plan applied by the Successor Corporation to such assumed or substituted Awards.

14.2.2.          For the purposes of this Section 14.2.1, the Award shall be considered assumed or substituted if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice or several types of consideration, the type of consideration as determined by the Committee, which need not be the same type for all Grantees), or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares or any type of Awards (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, or a certain type of consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) as determined by the Committee.  Any of the consideration referred to in the foregoing clauses (i) and (ii) shall be subject to the same vesting and expiration terms of the Awards applying immediately prior to the Merger/Sale, unless determined by the Committee, in its discretion, that the consideration shall be subject to different vesting and expiration terms, or other terms, and the Committee may determine that it be subject to other or additional terms.  The foregoing shall not limit the Committee’s authority to determine that in lieu of such assumption or substitution of Awards for Awards of the Successor Corporation, such Award will be substituted for shares or other securities, cash or other property, or rights, or any combination thereof, including as set forth in Section 14.2.2 hereunder.

14.2.3.          Regardless of whether or not Awards are assumed or substituted, the Committee may (but shall not be obligated to):

          14.2.3.1.  provide for the Grantee to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised Awards (whether vested or unvested) upon or immediately prior to the closing of the Merger/Sale, unless the Committee provides for the Grantee to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine;

          14.2.3.2.  provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Merger/Sale, and if and to the extent payment shall be made to the Grantee of an amount in shares or other securities of the Company, the acquiror or of a corporation or other business entity which is a party to the Merger/Sale, cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee.  The Committee shall have full authority to select the method for determining the payment (being the intrinsic (“spread”) value of the option, Black-Scholes model or any other method).  Inter alia, and without limitation of the following determination being made in other circumstances, the Committee’s determination may provide that payment shall be set to zero if the value of the Shares is determined to be less than the Exercise Price, or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the Exercise Price; and/or

          14.2.3.3.  provide that the terms of any Award shall be otherwise amended, modified or terminated, as determined by the Committee to be fair in the circumstances.

14.2.4.          The Committee may determine: (i) that any payments made in respect of Awards shall be made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Merger/Sale is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies or conditions; (ii) the terms and conditions applying to the payment made or payable to the Grantees, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies; and (iii) that any terms and conditions applying under the applicable definitive transaction agreements shall apply to the Grantees (including, appointment and engagement of a shareholders or sellers representative, payment of fees or other costs and expenses associated with such services, indemnifying such representative, and authorization to such representative within the scope of such representative’s authority in the applicable definitive transaction agreements).

14.2.5.          The Committee may determine to suspend the Grantee’s rights to exercise any vested portion of an Award for a period of time prior to the signing or consummation of a Merger/Sale transaction.

14.2.6.          Without limiting the generality of this Section 14, if the consideration in exchange for Awards in a Merger/Sale includes any securities and due receipt thereof by any Grantee (or by the Trustee for the benefit of such Grantee) may require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Grantee of any information under the Securities Act or any other securities laws, then the Committee may determine that the Grantee shall be paid in lieu thereof, against surrender of the Shares or cancellation of any other Awards, an amount in cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee.  Nothing herein shall entitle any Grantee to receive any form of consideration that such Grantee would be ineligible to receive as a result of such Grantee’s failure to satisfy (in the Committee’s sole determination) any condition, requirement or limitation that is generally applicable to the Company’s shareholders, or that is otherwise applicable under the terms of the Merger/Sale, and in such case, the Committee shall determine the type of consideration and the terms applying to such Grantees.

14.2.7.          Neither the authorities and powers of the Committee under this Section 14.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Grantee and without any liability to the Company or its Affiliates, or to their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing.  The Committee need not take the same action with respect to all Awards or with respect to all Service Providers.  The Committee may take different actions with respect to the vested and unvested portions of an Award.  The Committee may determine an amount or type of consideration to be received or distributed in a Merger/Sale which may differ as among the Grantees, and as between the Grantees and any other holders of shares of the Company.

14.2.8.          The Committee may determine that upon a Merger/Sale any Shares held by Grantees (or for Grantee’s benefit) are sold in accordance with instructions issued by the Committee in connection with such Merger/Sale, which shall be final, conclusive and binding on all Grantees.

14.2.9.          All of the Committee’s determinations pursuant to this Section 14 shall be at its sole and absolute discretion, and shall be final, conclusive and binding on all Grantees (including, for clarity, as it relates to Shares issued upon exercise or vesting of any Awards or that are Awards, unless otherwise determined by the Committee) and without any liability to the Company or its Affiliates, or to their respective officers, directors, employees, shareholders and representatives, and the respective successors and assigns of any of the foregoing, in connection with the method of treatment, chosen course of action or determinations made hereunder.

14.2.10.          If determined by the Committee, the Grantees shall be subject to the definitive agreement(s) in connection with the Merger/Sale as applying to holders of Shares including, such terms, conditions, representations, undertakings, liabilities, limitations, releases, indemnities, appointing and indemnifying shareholders/sellers representative, participating in transaction expenses, shareholders/sellers representative expense fund and escrow arrangement, in each case as determined by the Committee.  Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such separate agreement(s) or instruments as may be requested by the Company, the Successor Corporation or the acquirer in connection with such in such Merger/Sale or otherwise under or for the purpose of implementing this Section 14.2, and in the form required by them.  The execution of such separate agreement(s) may be a condition to the receipt of assumed or substituted Awards, payment in lieu of the Award, the exercise of any Award or otherwise to be entitled to benefit from shares or other securities, cash or other property, or rights, or any combination thereof, pursuant to this Section 14.2 (and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements). Without limitation of the foregoing, the proxy pursuant to Section 6.10 includes an authorization of the holder of such proxy to sign, by and on behalf of any Grantee, such documents and agreements required to be signed under this Section 14.2.

14.3.          Reservation of Rights.  Except as expressly provided in this Section 14 (if any), the Grantee of an Award hereunder shall have no rights by reason of any Recapitalization of shares of any class, any increase or decrease in the number of shares of any class, or any dissolution, liquidation, reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences), or Merger/Sale.  Any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award.  The grant of an Award pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

15       NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1.          All Awards granted under this Plan by their terms shall not be transferable, other than by will or by the laws of descent and distribution, unless otherwise determined by the Committee or under this Plan, provided that with respect to Shares issued upon exercise of Awards, Shares issued upon the vesting and settlement of Awards or Awards that are Shares, the restrictions on transfer shall be the restrictions referred to in Section 16 (Conditions upon Issuance of Shares) hereof.  Subject to the above provisions, the terms of such Award, this Plan and any applicable Award Agreement shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.  Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein.  Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, any separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any direct or indirect interest in any Award by, any party other than the Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights.  A Grantee may file with the Committee a written designation of a beneficiary, who shall be permitted to exercise such Grantee’s Award or to whom any benefit under this Plan is to be paid, in each case, in the event of the Grantee’s death before he or she fully exercises his or her Award or receives any or all of such benefit, on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary.  Notwithstanding the foregoing, upon the request of the Grantee and subject to Applicable Law the Committee, at its sole discretion, may permit the Grantee to transfer the Award to a trust whose beneficiaries are the Grantee and/or the Grantee’s immediate family members (all or several of them).

15.2.          Notwithstanding any other provisions of the Plan to the contrary, no Incentive Stock Option may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or in accordance with a beneficiary designation pursuant to Section 15.1.  Further, all Incentive Stock Options granted to a Grantee shall be exercisable during his or her lifetime only by such Grantee.

15.3.          As long as the Shares are held by the Trustee in favor of the Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

15.4.          If and to the extent a Grantee is entitled to transfer an Award and/or Shares underlying an Award in accordance with the terms of the Plan and any other applicable agreements, such transfer shall  be subject (in addition, to any other conditions or terms applying thereto) to receipt by the Company from such proposed transferee of a written instrument, on a form reasonably acceptable to the Company, pursuant to which such proposed transferee agrees to be bound by all provisions of the Plan and any other applicable agreements, including without limitation, any restrictions on transfer of the Award and/or Shares set forth herein (however, failure to so deliver such instrument to the Company as set forth above shall not derogate from all such provisions applying on any transferee).

15.5.          The provisions of this Section 15 shall apply to the Grantee and to any purchaser, assignee or transferee of any Shares.

16       CONDITIONS UPON ISSUANCE OF SHARES; GOVERNING PROVISIONS.

16.1.          Legal Compliance.  The grant of Awards and the issuance of Shares upon exercise or settlement of Awards shall be subject to compliance with all Applicable Law as determined by the Company, including, applicable requirements of federal, state and foreign law with respect to such securities.  The Company shall have no obligations to issue Shares pursuant to the exercise or settlement of an Award and Awards may not be exercised or settled, if the issuance of Shares upon exercise or settlement would constitute a violation of any Applicable Law as determined by the Company, including, applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed.  In addition, no Award may be exercised unless (i) a registration statement under the Securities Act or equivalent law in another jurisdiction shall at the time of exercise or settlement of the Award be in effect with respect to the shares issuable upon exercise of the Award, or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act or equivalent law in another jurisdiction.  The inability of the Company to obtain authority from any regulatory body having jurisdiction, if any, deemed by the Company to be necessary to the lawful issuance and sale of any Shares hereunder, and the inability to issue Shares hereunder due to non-compliance with any Company policies with respect to the sale of Shares, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority or compliance shall not have been obtained or achieved.  As a condition to the exercise of an Award, the Company may require the person exercising such Award to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company, including to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, all in form and content specified by the Company.

16.2.          Provisions Governing Shares.  Shares issued pursuant to an Award shall be subject to this Plan (unless otherwise determined by the Committee), and shall be subject to the Articles of Association of the Company, any limitation, restriction or obligation included in any shareholders agreement applicable to all or substantially all of the holders of shares (regardless of whether or not the Grantee is a formal party to such shareholders agreement), any other governing documents of the Company, all policies, manuals and internal regulations adopted by the Company from time to time, in each case, as may be amended from time to time, including any provisions included therein concerning restrictions or limitations on disposition of Shares (such as, but not limited to, right of first refusal and lock up/market stand-off) or grant of any rights with respect thereto, forced sale and bring along/drag along provisions, any provisions concerning restrictions on the use of inside information and other provisions deemed by the Company to be appropriate in order to ensure compliance with Applicable Law.  Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such separate agreement(s) as may be requested by the Company relating to matters set forth in or otherwise for the purpose of implementing this Section 16.2.  The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements.  Without limitation of the foregoing, the proxy pursuant to Section 6.10 includes an authorization of the holder of such proxy to sign, by and on behalf of any Grantee, such documents and agreements.

16.3.          Share Purchase Transactions; Forced Sale.  In the event that the Board approves a Merger/Sale effected by way of a forced or compulsory sale (whether pursuant to the Company’s Articles of Association, pursuant to Section 341 of the Companies Law or any Shareholders Agreement or otherwise) or in the event of a transaction for the sale of all shares of the Company, then, without derogating from such provisions and in addition thereto, the Grantee shall be obligated, and shall be deemed to have agreed to the offer to effect the Merger/Sale (and the Shares held by or for the benefit of the Grantee shall be included in the shares of the Company approving the terms of such Merger/Sale for the purpose of satisfying the required majority), and shall sell all of the Shares held by or for the benefit of the Grantee on the terms and conditions applying to the holders of Shares, in accordance with the instructions then issued by the Board, whose determination shall be final.  No Grantee shall contest, bring any claims or demands, or exercise any appraisal rights related to any of the foregoing. Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such documents and agreements, as may be requested by the Company relating to matters set forth in or otherwise for the purpose of implementing this Section 16.3.  The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements. Without limitation of the foregoing, the proxy pursuant to Section 6.10 includes an authorization of the holder of such proxy to sign, by and on behalf of any Grantee, such documents and agreements as are required to affect the sale of Shares and otherwise in connection with such Merger/Sale and waivers of any contest, claims, demands or any appraisal rights.

16.4.          Data Privacy; Data Transfer.  Information related to Grantees and Awards hereunder, as shall be received from Grantee or others, and/or held by, the Company or its Affiliates from time to time, and which information may include sensitive and personal information related to Grantees (“Information”), will be used by the Company or its Affiliates (or third parties appointed by any of them, including the Trustee) to comply with any applicable legal requirement, or for administration of the Plan as they deems necessary or advisable, or for the respective business purposes of the Company or its Affiliates (including in connection with transactions related to any of them). The Company and its Affiliates shall be entitled to transfer the Information among the Company or its Affiliates, and to third parties for the purposes set forth above, which may include persons located abroad (including, any person administering the Plan or providing services in respect of the Plan or in order to comply with legal requirements, or the Trustee, their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing), and any person so receiving Information shall be entitled to transfer it for the purposes set forth above.  The Company shall use commercially reasonable efforts to ensure that the transfer of such Information shall be limited to the reasonable and necessary scope. By receiving an Award hereunder, Grantee acknowledges and agrees that the Information is provided at Grantee’s free will and Grantee consents to the storage and transfer of the Information as set forth above.

16.5.          Compliance with TASE Rules. Notwithstanding any provision of this Plan to the contrary, the Company shall not issue any Shares, per the exercise of or vesting of an Award, on the record date of any of the following events (each, a "Corporate Event"): distribution of bonus shares, rights offering, dividends, stock split, reverse stock split, or capital reduction; and any such planned issuance shall be postponed to the immediately following trading date; provided that in the event the Ex-day (as such term is defined under the regulations of the TASE) occurs prior to the record date of such Corporate Event, the Company shall not issue the Shares, per the exercise of or vesting of an Award, on such date and such issuance shall be postponed to the immediately following trading date.

17       MARKET STAND-OFF

17.1.          In connection with any underwritten public offering of equity securities of the Company pursuant to an effective registration statement filed under the Securities Act or equivalent law in another jurisdiction, the Grantee shall not directly or indirectly, without the prior written consent of the Company or its underwriters, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or other Awards, any securities of the Company (whether or not such Shares were acquired under this Plan), or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares or securities of the Company and any other shares or securities issued or distributed in respect thereto or in substitution thereof (collectively, “Securities”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in the foregoing clauses (i) or (ii) is to be settled by delivery of Securities, in cash or otherwise.  The foregoing provisions of this Section 17.1 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement.  Such restrictions (the “Market Stand-Off”) shall be in effect for such period of time (the “Market Stand-Off Period”): (A) following the first public filing of the registration statement relating to the underwritten public offering until the expiration of 180 days following the effective date of such registration statement relating to the Company’s initial public offering or 90 days following the effective date of such registration statement relating to any other public offering, in each case, provided, however, that if (1) during the last 17 days of the initial Market Stand-Off Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Market Stand-Off Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Market Stand-Off Period, then in each case the Market Stand-Off Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event; or (B) such other period as shall be requested by the Company or the underwriters.  Notwithstanding anything herein to the contrary, if the underwriter(s) and the Company agree on a termination date of the Market Stand-Off Period in the event of failure to consummate a certain public offering, then such termination shall apply also to the Market Stand-Off Period hereunder with respect to that particular public offering.

17.2.          In the event of a subdivision of the outstanding share capital of the Company, the distribution of any securities (whether or not of the Company), whether as bonus shares or otherwise, and whether as dividend or otherwise, a recapitalization, a reorganization (which may include a combination or exchange of shares or a similar transaction affecting the Company’s outstanding securities without receipt of consideration), a consolidation, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off.

17.3.          In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Plan until the end of the applicable Market Stand-Off period.

17.4.          The underwriters in connection with a registration statement so filed are intended third party beneficiaries of this Section 17 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  Each Grantee shall execute such separate agreement(s) as may be requested by the Company or the underwriters in connection with such registration statement and in the form required by them, relating to Market Stand-Off (which need not be identical to the provisions of this Section 17, and may include such additional provisions and restrictions as the underwriters deem advisable) or that are necessary to give further effect thereto.  The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award.

17.5.          Without derogating from the above provisions of this Section 17 or elsewhere in this Plan, the provisions of this Section 17 shall apply to the Grantee and the Grantee’s heirs, legal representatives, successors, assigns, and to any purchaser, assignee or transferee of any Awards or Shares.

18        AGREEMENT REGARDING TAXES; DISCLAIMER.

18.1.          If the Company shall so require, as a condition of exercise or (if applicable) grant, vesting or settlement of an Award, the release of Shares by the Trustee or the vesting or settlement of an Award, a Grantee shall agree that, no later than the date of such occurrence, the Grantee will pay to the Company (or the Trustee, as applicable) or make arrangements satisfactory to the Company and the Trustee (if applicable) regarding payment of any applicable taxes and compulsory payments of any kind required by Applicable Law to be withheld or paid.

18.2.          TAX LIABILITY.  ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE OR (IF APPLICABLE) VESTING THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OR (IF APPLICABLE) THE VESTING OF ANY AWARD, THE ASSUMPTION, SUBSTITUTION, CANCELLATION OR PAYMENT IN LIEU OF AWARDS OR FROM ANY OTHER ACTION IN CONNECTION WITH THE FOREGOING (INCLUDING WITHOUT LIMITATION ANY TAXES AND COMPULSORY PAYMENTS, SUCH AS SOCIAL SECURITY OR HEALTH TAX PAYABLE BY THE GRANTEE OR THE COMPANY IN CONNECTION THEREWITH) SHALL BE BORNE AND PAID SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PAYMENT OR ANY PENALTY, INTEREST OR INDEXATION THEREON.  EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

18.3.          NO TAX ADVICE.  THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING, EXERCISING OR DISPOSING OF AWARDS HEREUNDER.  THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF THE GRANTEE.

18.4.          TAX TREATMENT.  THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE OR ASSUME ANY LIABILITY OR RESPONSIBILITY TO THE EFFECT THAT ANY AWARD SHALL QUALIFY WITH ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT, OR BENEFIT FROM ANY PARTICULAR TAX TREATMENT OR TAX ADVANTAGE OF ANY TYPE AND THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL BEAR NO LIABILITY IN CONNECTION WITH THE MANNER IN WHICH ANY AWARD IS TREATED FOR TAX PURPOSES, REGARDLESS OF WHETHER THE AWARD WAS GRANTED OR WAS INTENDED TO QUALIFY UNDER ANY PARTICULAR TAX REGIME OR TREATMENT.  THIS PROVISION SHALL SUPERSEDE ANY TYPE OF AWARDS OR TAX QUALIFICATION INDICATED IN ANY CORPORATE RESOLUTION OR AWARD AGREEMENT, WHICH SHALL AT ALL TIMES BE SUBJECT TO THE REQUIREMENTS OF APPLICABLE LAW.  THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE AND SHALL NOT BE REQUIRED TO TAKE ANY ACTION IN ORDER TO QUALIFY ANY AWARD WITH THE REQUIREMENT OF ANY PARTICULAR TAX TREATMENT AND NO INDICATION IN ANY DOCUMENT TO THE EFFECT THAT ANY AWARD IS INTENDED TO QUALIFY FOR ANY TAX TREATMENT SHALL IMPLY SUCH AN UNDERTAKING.  THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE TO REPORT FOR TAX PURPOSES ANY AWARD IN ANY PARTICULAR MANNER, INCLUDING IN ANY MANNER CONSISTENT WITH ANY PARTICULAR TAX TREATMENT. NO ASSURANCE IS MADE BY THE COMPANY OR ANY OF ITS AFFILIATES (INCLUDING THE EMPLOYER) THAT ANY PARTICULAR TAX TREATMENT ON THE DATE OF GRANT WILL CONTINUE TO EXIST OR THAT THE AWARD WOULD QUALIFY AT THE TIME OF EXERCISE, VESTING OR DISPOSITION THEREOF WITH ANY PARTICULAR TAX TREATMENT. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL NOT HAVE ANY LIABILITY OR OBLIGATION OF ANY NATURE IN THE EVENT THAT AN AWARD DOES NOT QUALIFY FOR ANY PARTICULAR TAX TREATMENT, REGARDLESS WHETHER THE COMPANY COULD HAVE OR SHOULD HAVE TAKEN ANY ACTION TO CAUSE SUCH QUALIFICATION TO BE MET AND SUCH QUALIFICATION REMAINS AT ALL TIMES AND UNDER ALL CIRCUMSTANCES AT THE RISK OF THE GRANTEE.  THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY TO CONTEST A DETERMINATION OR INTERPRETATION (WHETHER WRITTEN OR UNWRITTEN) OF ANY TAX AUTHORITIES, INCLUDING IN RESPECT OF THE QUALIFICATION UNDER ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT. IF THE AWARDS DO NOT QUALIFY UNDER ANY PARTICULAR TAX TREATMENT IT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO THE GRANTEE.

18.5.          The Company or any Subsidiary or Affiliate (including the Employer) may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes and compulsory payments which the Trustee, the Company or any Subsidiary or Affiliate (including the Employer) (or any applicable agent thereof) is required by any Applicable Law to withhold in connection with any Awards, including, without limitations, any income tax, social benefits, social insurance, health tax, pension, payroll tax, fringe benefits, excise tax, payment on account or other tax-related items related to the Participant’s participation in the Plan and applicable by law to the Participant (collectively, “Withholding Obligations”).  Such actions may include (i) requiring a Grantees to remit to the Company or the Employer in cash an amount sufficient to satisfy such Withholding Obligations and any other taxes and compulsory payments, payable by the Company or the Employer in connection with the Award or the exercise or (if applicable) the grant, vesting or settlement thereof; (ii) subject to Applicable Law, allowing the Grantees to surrender Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise of an Award at a value which is determined by the Company to be sufficient to satisfy such Withholding Obligations; or (iv) any combination of the foregoing.  The Company shall not be obligated to allow the exercise or vesting or settlement of any Award by or on behalf of a Grantee until all tax consequences arising therefrom are resolved in a manner acceptable to the Company.

18.6.          Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax authority inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued thereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters.  Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

18.7.          With respect to 102 Non-Trustee Options, if the Grantee ceases to be employed by the Company, Parent, Subsidiary or any Affiliate (including the Employer), the Grantee shall extend to the Company and/or the Employer a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

18.8.          If a Grantee makes an election under Section 83(b) of the Code to be taxed with respect to an Award as of the date of transfer of Shares rather than as of the date or dates upon which the Grantee would otherwise be taxable under Section 83(a) of the Code, such Grantee shall deliver a copy of such election to the Company upon or prior to the filing such election with the U.S. Internal Revenue Service.  Neither the Company nor any Affiliate (including the Employer) shall have any liability or responsibility relating to or arising out of the filing or not filing of any such election or any defects in its construction.

19        RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS.

19.1.          Subject to Section 11.4, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Award until the Grantee shall have exercised or (as applicable) vests in the Award, paid any Exercise Price therefor and becomes the record holder of the subject Shares.  In the case of 102 Awards, the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder for such Shares for the Grantee’s benefit, and the Grantee shall not be deemed to be a shareholder and shall have no rights as a shareholder of the Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Grantee and the transfer of record ownership of such Shares to the Grantee (provided, however, that the Grantee shall be entitled to receive from the Trustee any cash dividend or distribution made on account of the Shares held by the Trustee for such Grantee’s benefit, subject to any tax withholding and compulsory payment).  No adjustment shall be made for dividends (ordinary or extraordinary, whether in shares or other securities, cash or other property, or rights, or any combination thereof) or distribution of other rights for which the record date is prior to the date on which the Grantee or Trustee (as applicable) becomes the record holder of the Shares covered by an Award, except as provided in Section 14 hereof.

19.2.          With respect to all Awards issued in the form of Shares hereunder or upon the exercise or (if applicable) the vesting of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section 6.10, and the Grantee shall be entitled to receive dividends distributed with respect to such Shares, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

19.3.          The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other Applicable Law.

20       NO REPRESENTATION BY COMPANY.

By granting the Awards, the Company is not, and shall not be deemed as, making any representation or warranties to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares and such representations and warranties are hereby disclaimed.  The Company shall not be required to provide to any Grantee any information, documents or material in connection with the Grantee’s considering an exercise of an Award.  To the extent that any information, documents or materials are provided, the Company shall have no liability with respect thereto.  Any decision by a Grantee to exercise an Award shall solely be at the risk of the Grantee.

21	NO RETENTION RIGHTS.

Nothing in this Plan, any Award Agreement or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in the service of the Company or any Subsidiary or Affiliate thereof as a Service Provider or to be entitled to any remuneration or benefits not set forth in this Plan or such agreement, or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee’s employment or service (including, any right of the Company or any of its Affiliates to immediately cease the Grantee’s employment or service or to shorten all or part of the notice period, regardless of whether notice of termination was given by the Company or its Affiliates or by the Grantee).  Awards granted under this Plan shall not be affected by any change in duties or position of a Grantee, subject to Sections 6.6 through 6.8.  No Grantee shall be entitled to claim and the Grantee hereby waives any claim against the Company or any Subsidiary or Affiliate that he or she was prevented from continuing to vest Awards as of the date of termination of his or her employment with, or services to, the Company or any Subsidiary or Affiliate.  No Grantee shall be entitled to any compensation in respect of the Awards which would have vested had such Grantee’s employment or engagement with the Company (or any Subsidiary or Affiliate) not been terminated.

22       PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to this Plan from time to time within a period of ten (10) years from the Effective Date, which period may be extended from time to time by the Board.  From and after such date (as extended) no grants of Awards may be made and this Plan shall continue to be in full force and effect with respect to Awards or Shares issued thereunder that remain outstanding.

23       AMENDMENT OF THIS PLAN AND AWARDS.

23.1.          The Board at any time and from time to time may suspend, terminate, modify or amend this Plan, whether retroactively or prospectively.  Any amendment effected in accordance with this Section shall be binding upon all Grantees and all Awards, whether granted prior to or after the date of such amendment, and without the need to obtain the consent of any Grantee.  No termination or amendment of this Plan shall affect any then outstanding Award unless expressly provided by the Board.

23.2.          Subject to changes in Applicable Law that would permit otherwise, without the approval of the Company’s shareholders, there shall be (i) no increase in the maximum aggregate number of Shares that may be issued under this Plan as Incentive Stock Options (except by operation of the provisions of Section 14.1), (ii) no change in the class of persons eligible to receive Incentive Stock Options, and (iii) no other amendment of this Plan that would require approval of the Company’s shareholders under any Applicable Law.  Unless not permitted by Applicable Law, if the grant of an Award is subject to approval by shareholders, the date of grant of the Award shall be determined as if the Award had not been subject to such approval.  Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award that is not an Incentive Stock Option.

23.3.          The Board or the Committee at any time and from time to time may modify or amend any Award theretofore granted, including any Award Agreement, whether retroactively or prospectively.

24	APPROVAL.

24.1.          This Plan shall take effect upon its adoption by the Board (the “Effective Date”).

24.2.          Solely with respect to grants of Incentive Stock Options, this Plan shall also be subject to shareholders’ approval, within one year of the Effective Date, by a majority of the votes cast on the proposal at a meeting or a written consent of shareholders (however, if the grant of an Award is subject to approval by shareholders, the date of grant of the Award shall be determined as if the Award had not been subject to such approval).  Failure to obtain such approval by the shareholders within such period shall not in any way derogate from the valid and binding effect of any grant of an Award, except that any Options previously granted under this Plan may not qualify as Incentive Stock Options but, rather, shall constitute Nonqualified Stock Options.  Upon approval of this Plan by the shareholders of the Company as set forth above, all Incentive Stock Options granted under this Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved this Plan on the Effective Date.

24.3.          102 Awards are conditional upon the filing with or approval by the ITA, if required, as set forth in Section 9.  Failure to so file or obtain such approval shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not a 102 Award.

25       RULES PARTICULAR TO SPECIFIC COUNTRIES; SECTION 409A.

25.1.          Notwithstanding anything herein to the contrary, the terms and conditions of this Plan may be supplemented or amended with respect to a particular country or tax regime by means of an appendix to this Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of this Plan, the provisions of such appendix shall govern.  Terms and conditions set forth in such appendix shall apply only to Awards granted to Grantees under the jurisdiction of the specific country or such other tax regime that is the subject of such appendix and shall not apply to Awards issued to a Grantee not under the jurisdiction of such country or such other tax regime.  The adoption of any such appendix shall be subject to the approval of the Board or the Committee, and if determined by the Committee to be required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations or otherwise, then also the approval of the shareholders of the Company at the required majority.

25.2.          This Section 25.2 shall only apply to Awards granted to Grantees who are subject to United States Federal income tax.

25.2.1.          It is the intention of the Company that no Award shall be deferred compensation subject to Section 409A of the Code unless and to the extent that the Committee specifically determines otherwise as provided in Section 25.2.2, and the Plan and the terms and conditions of all Awards shall be interpreted and administered accordingly.

25.2.2.          The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for payment or elective or mandatory deferral of the payment or delivery of Shares or cash pursuant thereto, and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement and shall be intended to comply in all respects with Section 409A of the Code, and the Plan and the terms and conditions of such Awards shall be interpreted and administered accordingly.

25.2.3.          The Company shall have complete discretion to interpret and construe the Plan and any Award Agreement in any manner that establishes an exemption from (or compliance with) the requirements of Section 409A of the Code.  If for any reason, such as imprecision in drafting, any provision of the Plan and/or any Award Agreement does not accurately reflect its intended establishment of an exemption from (or compliance with) Code Section 409A, as demonstrated by consistent interpretations or other evidence of intent, such provision shall be considered ambiguous as to its exemption from (or compliance with) Section 409A of the Code and shall be interpreted by the Company in a manner consistent with such intent, as determined in the discretion of the Company.  If, notwithstanding the foregoing provisions of this Section 25.2.3, any provision of the Plan or any such agreement would cause a Grantee to incur any additional tax or interest under Section 409A of the Code, the Company may reform such provision in a manner intended to avoid the incurrence by such Grantee of any such additional tax or interest; provided that the Company shall maintain, to the extent reasonably practicable, the original intent and economic benefit to the Grantee of the applicable provision without violating the provisions of Section 409A of the Code. For the avoidance of doubt, no provision of this Plan shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from any Grantee or any other individual to the Company or any of its affiliates, employees or agents.

25.2.4.          Notwithstanding any other provision in the Plan, any Award Agreement, or any other written document establishing the terms and conditions of an Award, if any Grantee is a “specified employee,” within the meaning of Section 409A of the Code, as of the date of his or her “separation from service” (as defined under Section 409A of the Code), then, to the extent required by Treasury Regulation Section 1.409A-3(i)(2) (or any successor provision), any payment made to such Grantee on account of his or her separation from service shall not be made before a date that is six months after the date of his or her separation from service.  The Committee may elect any of the methods of applying this rule that are permitted under Treasury Regulation Section 1.409A-3(i)(2)(ii) (or any successor provision).

25.2.5.          Notwithstanding any other provision of this Section 25.2 to the contrary, although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law.  The Company shall not be liable to any Grantee for any tax, interest, or penalties the Grantee might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

26       GOVERNING LAW; JURISDICTION.

This Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction.  Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.  The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder.  By signing any Award Agreement or any other agreement relating to an Award, each Grantee irrevocably submits to such exclusive jurisdiction.

27       NON-EXCLUSIVITY OF THIS PLAN.

The adoption of this Plan shall not be construed as creating any limitations on the power or authority of the Company to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Company may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

28       MISCELLANEOUS.

28.1.          Survival.  The Grantee shall be bound by and the Shares issued upon exercise or (if applicable) the vesting of any Awards granted hereunder shall remain subject to this Plan after the exercise or (if applicable) the vesting of Awards, in accordance with the terms of this Plan, whether or not the Grantee is then or at any time thereafter employed or engaged by the Company or any of its Affiliates.

28.2.          Additional Terms.  Each Award awarded under this Plan may contain such other terms and conditions not inconsistent with this Plan as may be determined by the Committee, in its sole discretion.

28.3.          Fractional Shares.  No fractional Share shall be issuable upon exercise or vesting of any Award. Unless a different rounding rule is applied by the Company, the number of Shares to be issued shall be rounded down to the nearest whole Share, with any Share remaining at the last vesting date due to such rounding to be issued upon exercise at such last vesting date.

28.4.          Severability.  If any provision of this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.  In addition, if any particular provision contained in this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall, for any reason, be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with Applicable Law as it shall then appear.

28.5.          Captions and Titles.  The use of captions and titles in this Plan or any Award Agreement or any other agreement entered into in connection with an Award is for the convenience of reference only and shall not affect the meaning or interpretation of any provision of this Plan or such agreement.

28.6.          Prohibition on Executive Officer Loans. Notwithstanding any other provision of the Plan to the contrary, no Grantee who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

28.7.          Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Grantee actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company (subject to Applicable Law) providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.